EASTMAN

WHAT ARE WE BUILDING?

Eastman Chemical Company 2001 Annual Report

Key Markets/End Uses	Strengths
Paint and coatings (architectural, automotive, transportation, industrial maintenance, marine, furniture) Composite materials (marine, transportation, construction, consumer goods) Printing inks and graphic arts (offset, publication, gravure, packaging) Adhesives and sealants (Non-woven, tape, label, hot melt, automotive, packaging)	Market focused business units ◦ Strong customer interface ◦ Technical service Shared research and manufacturing assets ◦ Proprietary technology ◦ Branded products ◦ Efficient operations ◦ Market focus ◦ Broad product line, including trademark products ◦ Strong raw material base
Agrochemicals Automotives Beverages Catalysts Nutrition Pharmaceuticals Coatings Flooring Medical devices Toys Photographic/imaging Household products Polymers Textiles Consumer and industrial	Proprietary and branded products Strong trademark recognition Providing innovative solutions for customers Favorable cost position from integrated, high-quality, continuous processes Proprietary technology Strong customer and technical service
Appliance In-store fixtures and displays Building and construction Electronics and electronics packaging Medical packaging Personal care and cosmetics Performance films Tape/labels Biodegradables Cups and lids Fiber and strapping Photographic and optical Graphic arts General packaging	Performance benefits of polyesters Environmental benefits in packaging worldwide Branded products Proprietary technology Specialty composites tailored for a specific end use or market Technical service
Extrusion coating Food and beverage packaging Pharmaceuticals Personal care/cosmetic packaging Dual-ovenable food trays Flexible packaging	Global manufacturing presence Breadth of product line Quality materials Technical service Integrated supply of raw materials Strong technology base
Filters Fabrics for apparel and industrial applications	Breadth of product line Integrated to coal Long-standing customer relationships Operational expertise Technical service



Eastman At-A-Glance

Segments	Key Products	
Eastman Division		
Coatings, Adhesives, Specialty Polymers, and Inks (CASPI)	Alkyd and polyester resins (solvent-based, powder, waterborne, unsaturated) Hydrocarbon resins Rosin and rosin esters Acrylic and polyester emulsions	Solvents (ester, ketone, glycol ether and alcohol) Pigment concentrates and additives
Performance Chemicals and Intermediates (PCI)	Acetyl products Custom-manufactured organic chemicals Performance chemicals Additives for fibers Food and beverage ingredients Photographic chemicals Optical brighteners Agrochemical intermediates	Pharmaceutical raw materials and intermediates Oxo chemicals Plasticizers Resin intermediates Olefins Diketene derivatives Specialty ketones
Specialty Plastics (SP)	*DuraStar* polymers *Embrace* copolyesters *Provista* copolymers *Spectar* copolymers *Tenite* cellulosics	*Eastar* copolyesters *Thermx* polyesters *Titan* liquid crystal polymers
Voridian Division		
Polymers	*Voridian* PET polymers *Voridian Aqua* PET polymers *Elegante* polymers *Amberguard* PET *Heatwave* polymer *VersaTray* plastic	*Voridian Hifor* and *Hifor Clear* *Mxsten* extra-low-density polymers and plastomers *EMAC* and *EBAC* specialty copolymers *Voridian* low density polythylene
Fibers	Acetate flake Acetyl raw materials *Estron* acetate tow *Estrobond* plasticizers	*Estron* acetate yarn *Chromspun* solution-dyed acetate yarn

BUSINESS DESCRIPTION

Eastman Chemical Company, a global chemical company with headquarters in Kingsport, Tennessee, manufactures and markets a broad portfolio of chemicals, plastics and fibers. Eastman is the largest producer of polyester plastics for packaging and is a leading supplier of raw materials for paints and coatings, inks and graphic arts, adhesives, textile sizes and other formulated products, and of cellulose acetate fibers.

Eastman Chemical Company is listed on the New York Stock Exchange and its shares trade under the symbol EMN.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

OPERATING RESULTS

(Dollars in millions, except per share amounts)	*2001*	*2000*	*Change*
Sales	$ 5,384	$ 5,292	2%
Operating earnings (loss)	(126)	562	(122)%
Net earnings (loss)	(179)	303	(159)%
Net earnings (loss) per share			
Basic	(2.33)	3.95	(159)%
Diluted	(2.33)	3.94	(159)%
Cash dividends per share	1.76	1.76	–
OTHER FINANCIAL DATA			
Earnings before interest, taxes, depreciation and amortization (EBITDA)	278	1,005	(72)%
Earnings before interest, taxes, depreciation and amortization (EBITDA) – excluding nonrecurring items[1]	744	998	(25)%
Net cash provided by operating activities	431	831	(48)%
Capital expenditures	234	226	4%
Depreciation and amortization	435	418	4%
Research and development costs	160	149	7%
KEY RATIOS			
Return on invested capital, excluding nonrecurring items[1]	5.60%	10.25%	(45)%
Return on equity, excluding nonrecurring items[1]	6.86%	16.78%	(59)%
Borrowings to total capital	61.45%	52.71%	17%

(1) Nonrecurring items are described in Notes 8 and 9 to the consolidated financial statements.

A Chemical Company For The 21st Century

Erase all stereotypes. This is a company that thinks realistically and acts opportunistically. We market high-concept thinking and leverage high-tech assets. We're lean and we're green. We're experienced, with more than 80 years in the chemical industry, but fully committed to a new era of innovation. This is a chemical company for a new century.

EASTMAN

To Our Stockholders



Brian Ferguson
Chairman and CEO

The past 12 months at Eastman have been a period of great challenge, transition and reflection. We have re-examined, re-thought, re-organized and, ultimately, renewed our focus and strategic direction. It has not been an easy time, but it has been a productive one. As we emerge from this period and begin working toward new goals, I am more convinced than ever that Eastman will re-invent itself as a new kind of chemical company, one that fully capitalizes on its strengths and one that is positioned to compete strongly in a global market.

Difficult Conditions in 2001

To understand where Eastman is headed, it is helpful to do a quick review of the past year. As you may know, we spent much of 2001 pursuing a spin-off that would result in Eastman's becoming two publicly traded companies. The goal was to separate our commodity and differentiated businesses so each could set its own course for growth, resource allocation and strategies – ultimately maximizing stockholder value.

While we were working toward this spin-off, the world changed dramatically. The global economy continued to weaken. The chemical industry sank into further decline. Difficult market conditions intensified in the aftermath of the September 11 tragedies. As a result of these conditions and the lack of any near-term visibility, we delayed the spin-off.

Poor economic conditions also dampened our operating and financial performance for the year. Sales revenue grew 2 percent to $5.4 billion. Excluding the impact of acquisitions, revenues were down 6 percent compared to 2000 due to pricing pressures and lower volumes attributed to weakened demand. As a result, Eastman reported a loss of $2.33 per share in 2001 versus earnings of $3.94 per diluted share in 2000. Excluding certain nonrecurring items, we announced earnings per share of $1.43 in 2001 versus $3.88 in 2000.

One other significant event occurred as 2001 closed. After 41 years of service, Earnie Deavenport retired as Chairman and CEO at year-end, at which time I assumed his duties.

Revenue
(Dollars in millions)


$4,678
$4,481
$4,590
$5,292
$5,384
'97
'98
'99
'00
'01

Annual Sales Revenue Including Acquisitions

Productivity
(Million kgs sold per employee)*


.210
.231
.261
.285
.286
'97
'98
'99
'00
'01

*Average number of employees during the year.

Sales Volume Per Employee

The Right Strategy

While I wish that my first annual letter to you came on the heels of a stronger year, I am actually grateful for all the things we learned throughout this process.

On February 11 of this year, we announced that the spin-off was canceled. Working to split the Company during one of the worst periods ever in the chemical industry forced us to examine our businesses as never before. We reviewed the underlying strategic goals of the spin-off proposal from several different perspectives. What emerged from this process is an organization and strategic plan that can take us exactly where we want to go.

Essentially, the work that we did internally to separate the businesses has allowed us to create a divisional structure that achieves most of the strategic goals of the spin-off, while maintaining a single corporate and capital structure. The new organization better aligns assets, cost structures, supply chains and skill sets, while also increasing individual accountability in each business. It also provides investors with the transparency they need to value each business appropriately.

Voridian Division: The Low-Cost Producer of Leading Products

A competitive cost structure is the common denominator between the two reporting segments – Polymers and Fibers – of the newly created Voridian Division. Because Voridian's products generally sell at average market prices, capacity utilization and cost controls drive profitability and growth. Voridian is positioned to build cost advantages from a foundation of formidable market strength. We are the largest, most global and most integrated producer of PET polymers for packaging in the world and one of the two largest producers of acetate tow worldwide, providing tremendous market strength and economies of scale. We're a niche player in the polyethylene business, so we must focus on improving our cost structure and driving operational excellence in that product line. Voridian's concentration on these markets and the positive relationships we enjoy with major customers in these markets provide significant advantages.

Technology is another common strength among the Voridian businesses. Our innovative technical expertise will be a critical component in developing more efficient processes and better products to serve growing polymers markets.

Eastman Division: Growth Through Product Differentiation and Innovation

Eastman Division will drive a differentiation strategy with special attention on improving margins, growing traditional and new businesses, and building capabilities. This division – which consists of the Coatings, Adhesives, Specialty Polymers and Inks (CASPI) segment; Performance Chemicals and Intermediates segment;



and Specialty Plastics segment – encompasses a diverse range of products that have top-line growth opportunities through the development of new products, new customers and new markets.

The first priority for Eastman Division is expanding margins, and we have many specific initiatives underway to do this. At the top of this list is the integration of our recent acquisitions that should produce significant annual savings. We are also focusing on other cost control measures, productivity and capacity utilization improvements.

Turning to the subject of growth, every segment of Eastman Division has opportunities to grow through the development of new products and services. CASPI, for instance, has one of the broadest portfolios of technologies in the industry. We have sufficient capacity to grow for a few years without spending much capital. And we expect to leverage technologies across different product platforms to create new product and technology synergies. We also have plans to expand CASPI's presence in Europe and Asia, where we already have assets and alliances in place.

Performance Chemicals and Intermediates is another business with a broad range of products and underutilized technologies. In this business, we are defending our commodity products, but we are investing in high-growth specialty products, such as additives for food and pharmaceuticals, where we can generate higher returns. The story is similar in Specialty Plastics, where a highly innovative product pipeline is enabling us to enter new profitable markets.

Compelling Opportunities for New Business

Eastman has a compelling opportunity to build on selected capabilities and leverage "intellectual assets" into new businesses. Years of competing head-to-head with the world's largest chemical companies have led us to develop world-class functional capabilities and unique information technology assets. The key to sustained, profitable growth is translating this knowledge into products and services that the market needs. This will allow us to build less capital-intensive, higher margin service-oriented businesses.

For example, we've coupled our expertise with the right information technology to provide outsourced logistics and transportation services for small and midsize chemical companies that can benefit from our economies of scale. And we're developing many more ideas like this. These are not likely to significantly impact the income statement in the near-term. But by encouraging this type of entrepreneurial thought process, we believe that the collective impact of new businesses could be sizeable in the future.





Priority: Management of Costs, Margins and Capital

My high enthusiasm about Eastman's future prospects is matched by a high degree of awareness about the realities of the chemical industry. This is a tough business, and the environment will only get tougher in the future. Customer buying power continues to build in major market sectors. New global competitors challenge us in many of our traditional product lines. Raw materials and energy costs fluctuate significantly month to month. And, even as the world economy improves, it's not clear how much that will raise our industry performance.

This is why we are working so hard to position Eastman and its businesses to be successful in an ever-changing world with unpredictable outcomes. We will continue to do so. Our new organization is a positive first step, but it will take more. We must be diligent in controlling costs. We must focus on improving margins in every part of the Company. And we must be smart about how and where we spend money. Initially, our cash generation will be directed toward managing debt and making investments that can produce the highest levels of growth. A strong balance sheet is essential, and we are taking actions to improve our credit rating within three years.

A New Era for Eastman Chemical Company

The challenges we faced in 2001 have made us wiser in pursuing opportunities in 2002. I am more optimistic than ever about our abilities to pursue them successfully because of all we have accomplished in the past year. For this, I extend my gratitude to the nearly 16,000 Eastman employees around the world. Managing in a changing world is very hard work, and our people have proved they will step up to the plate every time.

As I mentioned earlier in this letter, it would be nice to begin the first year of my tenure as Chairman and CEO under better business conditions. But at the same time, I am excited to have this opportunity to lead Eastman into what, I believe, can be an entirely new era for our Company. I have inherited an 82-year legacy of great people and assets, with a well-deserved reputation for excellence in the industry. It's now up to all of us to make sure we make the most of Eastman's potential to create value for our stockholders.

We look forward to rewarding you for your support.

Sincerely,



Brian Ferguson
Chairman and Chief Executive Officer

Q&A:
What Are We Building?

An interview with the Chairman and CEO Brian Ferguson.

Brian Ferguson brings nearly 25 years of experience to his new role as Chairman and CEO of Eastman Chemical Company. Beginning his career as a chemical engineer, Mr. Ferguson joined Eastman in 1977. Since that time, he has served in a variety of manufacturing and corporate roles, including Vice President of Industry and Federal Affairs, President of the Polymers Group and Managing Director of Eastman's operations in the Asia-Pacific region. Most recently, Mr. Ferguson was President of Eastman's Chemicals Group.

Q. You have assumed the leadership of Eastman at a difficult time in the industry. How does this affect your priorities?

A. We're painfully aware of industry realities. These conditions are driving many of the changes at Eastman, most notably the recent reorganization. It was essential that we get our assets and costs in line – not only to be more *responsive* to industry conditions, but to get more *ahead* of them. It's also important for us to play to our strengths and put our focus where it needs to be. We recognize, for instance, where we need more new products and services. We also know where we need to increase our presence in the world. These initiatives may not happen overnight, but they are a priority.

Q. Given the changing and challenging industry you're in, what sense of urgency do you have to build new businesses?

A. There's a strong sense of urgency for us to build new businesses. The reasons are simple. The world is changing. Our industry is changing. We can't deny or ignore this. We know that it's not enough for us to keep doing the things that we've always done – even though we're doing them better than ever. The rules of the game have changed, making it vitally important that we come up with new plays.

We're fortunate to have leadership positions in each of our base businesses, and they will continue to be an essential part of Eastman. Some generate great cash flow, while others have good opportunities to grow in their current markets. But in the long run, the Company needs to build a better mix of commodity and non-commodity products. We need less capital-intensive businesses that can produce higher margins. We need businesses that can take us into new, more profitable markets. I think of Eastman's traditional businesses as the ideal base upon which to build an entirely new generation of businesses for the chemical industry.

Q. What are some of Eastman's most promising growth initiatives?

A. They vary tremendously by line of business. Voridian expects the PET market to grow 8 to 10 percent annually over the next four years, and much of this growth is in new market applications that we are uniquely positioned to serve. The Eastman Division is working on a wide range of new product innovations in CASPI and Specialty Plastics, and building new businesses in Performance Chemicals and Intermediates that leverage its strong technology portfolio. Eastman has an incredible bundle of underexploited technologies. The secret to success is working more closely with current and new customers to identify how we can meet their needs, and then combining our technical strengths with better marketing capabilities to create value for our customers as well as ourselves.

Q. From a stockholder perspective, what is Eastman's greatest strength?

A. Again, it's the underexploited potential. We don't have to invest a lot of capital to build or acquire physical assets. We have a good global presence. We have strong manufacturing capabilities and up-to-date plants. We have recognized and respected brands. We have a great team of people. We have an incredible 82 years of business and operating experiences. We just need to think smarter and do a better job of capitalizing on the potential that's already in place. That's not always easy, but it's absolutely doable. For our stockholders, the message is one of underlying value that needs to be brought to the top-line.

we're REALISTIC

We understand the difficulties in the current chemical industry environment.

These are some of the economic realities that Eastman and our peers in the chemical industry face as we enter the 21st century – a strong dollar, emerging Asian competition, margin and pricing pressures and worldwide excess capacity in many products. Some of these conditions will improve, others will be a fact of life going forward. Regardless, Eastman is facing up to these realities each and every day. The Company is firmly resolved to capitalize on this adverse environment by implementing strategies that will mitigate the impact of future down cycles, as well as strengthen our long-term growth prospects.

In our existing businesses, these strategies include leveraging technology to develop new products and new markets. The most important key to strengthening Eastman long-term, however, is to narrow the focus of our resource allocation to enhance our portfolio of products and services. This means changing the ratio of commodity-oriented products in favor of more specialty products that are priced on performance. It means building higher gross margin businesses that are more service oriented and less capital intensive. And, it means allocating our free cash to manage debt. Being realistic means not only recognizing external factors that influence a business, but also identifying and pursuing solutions that can address them. By this definition, Eastman is more realistic than ever.



A keen sense of how changing external factors might create a market need and the intuitive ability to envision how we can meet this need – this is the type of opportunistic thinking that Eastman is fostering within our ranks. Such thinking can lead to new applications for existing technology and a new customer base for existing products. It can also lead to entirely new lines of businesses. Examples of initiatives currently underway include our pursuit of a coal gasification service business and the acquisition of Ariel Research Corporation, a world leader in chemical regulatory compliance products and services. This acquisition will allow Eastman to combine its e-business and digital technologies with Ariel's capabilities, resulting in better product stewardship information solutions for customers.

We're also thinking opportunistically regarding our recent acquisitions in our Coatings, Adhesives, Specialty Polymers and Inks segment. Over the past few years, we've strategically made acquisitions in CASPI with technology as the common denominator. We're taking these new technologies, adding them with our unique Eastman heritage, and creating new and exciting opportunities.

Our expanded technology portfolio allows us to "mix and match," if you will, to make existing products better. As an example, we now have the capability to take an idea generated at one of our acquisitions, develop it at Eastman, and then manufacture it at an acquired location – or take technology from an acquired company and add it to an existing product, making it better and more competitive.

This is opportunistic thinking in action.

we're OPPORTUNISTIC



Across the Company, we are focused on identifying areas where we can leverage our unique capabilities and build new businesses that will differentiate us from our competitors, as well as create value for our stockholders.

we're LEAN

Productivity has increased 36% since 1997.

Lean. Agile. Nimble. Flexible. To compete successfully across global markets in the 21st century, these attributes are critical. Eastman is fortunate in that we already enjoy many cost competitive advantages.

Voridian is an excellent example of how we couple our competitive cost position with best-in-class products to compete around the world. Voridian's Polymers segment, for instance, contains modern manufacturing facilities, and its position as the largest producer of PET polymers for packaging provides it with tremendous economies of scale. An added bonus is our technological advantage at introducing new products for food, beer and other segments. Voridian's Fibers business also has built-in cost savings through a vertically integrated supply chain that begins with coal-based raw materials. Voridian expects to build on this advantaged cost position through the implementation of continuous process improvements and unparalleled customer service.

In the Eastman Division, focused margin improvements are a priority. With several recent acquisitions, Eastman is continuing to integrate the right systems and processes and ensure that the right products are being made in the right plants. We also have a significant amount of available capacity from acquisitions and underutilized plants in existing businesses. This capacity can accommodate new growth with little additional capital spending.

Across the organization, Eastman is deploying a range of measures to improve margins and build optimal productivity. We are committed to holding selling, general and administrative (SG&A) and research and development (R&D) costs to approximately 11 percent of sales. We are implementing Six Sigma as a quality and cost management tool. And we are driving the utilization of best practices throughout the Company. The goal of these and similar programs is to strengthen operating fundamentals and produce a more consistent performance across economic cycles.

we're GREEN

Eastman has a long tradition of environmental concern and responsibility. The Company has always considered compliance with state and federal regulations to be a minimum standard. Similarly, as Eastman has expanded globally, we have exported our environmental conscience to other areas of the world. In short, understanding environmental issues and building environmental solutions into our manufacturing processes are an Eastman core competency.

And we're building upon our "green reputation" as we develop new products. Some examples. One environmentally preferred product can be found in our pressure sensitive adhesives used for tapes and labels. Eastman provides hydrocarbon resins as well as water-based polymers that can be used in either hot melt or water-based adhesive systems to replace higher VOC solvent-based adhesives. The broad range of hydrocarbon resins and water-based polymers offered allows the formulation of adhesive systems for a variety of application areas to aid in the conversion from solvent-based systems. Another example is the development of a water dispersible polyester useful as an adhesive base polymer for recyclable or repulpable adhesives. The development of the water dispersible polymer involved a considerable effort and resulted not only in a unique and environmentally preferred product, but also in Eastman receiving the R&D 100 Award for its development.

Eastman's biodegradable and ecologically safe *Eastar Bio* copolyesters, and Voridian's recyclable PET, are other examples of the many "green" products Eastman offers.

Just as we are committed to creating products and services that improve the world's quality of life, we are equally as committed to protecting our environment, whether it be through our operations or our products.



At Eastman, we take our environmental responsibility seriously. As a Responsible Care® company, we pledge to protect people and the environment.

we're HIGH CONCEPT

We're focused on creating value by building capabilities and expanding beyond our base business.

Brainstorming. Mental gymnastics. Asking "what if..." These are not the sorts of creative exercises normally associated with a chemical manufacturing company. Yet, they represent exactly the type of thinking that Eastman believes can push the envelope of conventional wisdom about how to grow our businesses.

A good example is how Eastman has leveraged our expertise in chemical transportation and logistics to create a new business. Two years ago, we launched Cendian Corporation, formerly ShipChem, Inc., to be the premier lead logistics provider for small and midsize chemical companies. Today, Cendian manages a range of logistics services for its clients, making chemical shipments into and out of more than 80 countries via truck, rail, sea and air transportation. Cendian uses Internet-enabled state-of-the-art technology to interface with customers, which keeps capital investments for its clients, including Eastman, at a minimum. This innovative and proven technology, in combination with a preferred service provider network, enables Cendian to deliver increased supply chain efficiencies and improved economies to its clients.

Eastman is also taking a high-concept approach to our business models. This is found in the Company's Coatings, Adhesives, Specialty Polymers and Inks business. CASPI no longer thinks solely about selling only products to specific customers. This segment's major product groups have been reorganized around strategic end user or customer segments in each geographic region. Experienced coatings and adhesive professionals have been assigned to positions as regional and global business segment managers. These skilled people are charged with understanding all of the trends and issues going on within their specific markets and working with technology to innovate new products and services to meet the ever changing needs of the marketplace.

High-concept thinking is also influencing Eastman's marketing efforts. As part of its effort to launch new products, the Specialty Plastics business is working with leading U.S. industrial design firms and schools to educate professional and student designers about the capabilities of its portfolio of copolyester and cellulosic plastics. These initiatives to generate new ideas and applications for Eastman products can be executed at considerably less cost than conventional product promotion and advertising. They are also more effective in that they create a sense of ownership within the target audience. It's another example of conceptual thinking at work.



we're HIGH TECH


sear
Select a Topic Group
pdate your profile
change your password
ome
about Eastman
services
chnic ions

At any successful chemical company, advanced, leading-edge technology is an inherent part of the business. It drives such core functions as research and development, product innovation and manufacturing capability. It is also making a difference in how Eastman relates to its external audiences.

Consider customer service. For over 30 years, Eastman chemists and engineers have built programs to answer routine customer questions. Now these programs have been Web-enabled as "Technical Wizards" and placed on the Company's Web site. What can a Technical Wizard do for a customer? For starters: calculate the amount of an Eastman antioxidant needed in a food product; formulate the amount of a weighting agent used in beverages containing essential flavoring oils; and obtain engineering properties and regulatory status for 83 solvents.

Sound technical and complex? That's the whole idea. With 15 wizards currently up and running, Eastman is providing our technical expertise to customers 24/7 anywhere in the world. Technical Wizards reduce technical support service costs while also improving customer collaboration with the Company, providing insight into customer processes and differentiating Eastman from its competitors.

Eastman is on the forefront of technology in our research labs, too. An example of an exciting breakthrough can be found in our Performance Chemicals and Intermediates segment.

Recent discoveries in Eastman's research laboratories have lead to the invention of new technology that produces pharmaceutical intermediates in their most preferred form. Eastman's BoPhoz™ chiral ligands are reliable, shelf stable and selective, making them an attractive alternative to existing technology.

This discovery is generating a lot of interest in the pharmaceuticals industry, in that Eastman has and can offer the capability to produce pharmaceutical intermediates more quickly and cost effectively. This technology also has applications in the production of agricultural chemicals as well as for materials for the flavors and fragrances industries.

This is just one example of many that demonstrates how Eastman is creating value and meeting market needs through its industry-leading research and development capabilities.

we're EXPERIENCED

We have 82 years of know-how and a winning team of dedicated employees.

As Eastman evolves into a new kind of chemical company for the 21st century, we are building upon an 82-year-old formidable foundation of strength. Our market strength is based on numerous leading product positions and carries with it strong recognized brands, a renowned commitment to quality, as well as longstanding customer relationships. Voridian's Fibers business is a good example. While it's been 50 years since we first introduced acetate tow, today we still have a product breadth and quality that's among the best in the world. In Eastman Division, our broad portfolio of specialty chemicals and plastics products reflects an underlying technical expertise that has significant potential for future exploitation of existing technologies and a world-class research and development program to innovate new ones.

Our Company's market strengths are complemented by strong manufacturing capabilities found at our 41 facilities in 17 countries around the world. We are an expert in the design and operation of large plants, with a track record of process improvements and productivity enhancements. Best practices include high levels of occupational safety and environmental responsibility.

Sound operating fundamentals and a solid capital structure support Eastman's businesses. The Company boasts a strong balance sheet and investment grade ratings. Most lines of business generate positive cash flow even during down cycles. This cash flow funds a strong dividend relative to our industry peers.

While leading market shares, global manufacturing and a solid financial platform make Eastman one of the industry's leading players, our true industry experience is represented by the 15,800 people who comprise the Company. They, and the many Eastman people before them, have been building plants, developing new technologies, managing through economic cycles and competing against larger players and industry upstarts for more than eight decades. This is a team with 82 years of "can do" under its belt.



we're INNOVATIVE



Our regional Adhesive and Polymer labs serve customers and the industry through application testing and new product innovation, as well as demonstrate Eastman's commitment to support our diverse product line through global technology capability.

You can travel throughout Eastman's operations and find countless examples of innovation – from technological advances to better management practices. One example of the innovation that Eastman hopes to build throughout the company is in the Specialty Plastics segment.

Specialty Plastics is a leading producer of copolyesters and cellulosic ester plastics. These products compete head-to-head with materials such as polycarbonate and acrylics. Eastman's specialty plastics are clear, tough, chemically resistant and often perform in ways that polycarbonate and acrylic cannot. As a result, Eastman employs a "substitution" product strategy in this large market, where it is a relatively small player.

But through innovation, the new product pipeline is getting broader and deeper. Over the past several years, Specialty Plastics' product pipeline has been comprised of a solid balance of products in various stages of market development – some just emerging, others growing steadily, with still others reaching maturity.

Commercializing over 15 products in the past three years, Specialty Plastics has introduced products for retail displays, new film and packaging applications, electronic components, and shrink label applications, to name a few. Thanks to Specialty Plastics' ability to gauge market needs and develop products to meet them, Eastman is moving into new and profitable markets – an innovation strategy we hope to replicate throughout the organization.

Innovation at Eastman extends beyond product development. For years, we have implemented innovative ideas and processes to efficiently operate our large manufacturing sites.

A good example of this can be found in Voridian's global manufacturing and technology organizations. When faced with the question of how to increase capacity in its manufacturing sites while still controlling costs, these two organizations teamed up to launch an initiative to globally share best practices and experimental results. As a result, Voridian was able to debottleneck many of its newer PET plants and increase capacity with little or no capital investment.

FINANCIAL SECTION

TABLE OF CONTENTS

FIVE-YEAR SELECTED FINANCIAL DATA

Eastman Chemical Company and Subsidiaries

(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997
Summary of Operating Data					
Sales	**$5,384**	$5,292	$4,590	$4,481	$4,678
Operating earnings (loss)	**(126)**	562	202	434	506
Earnings (loss) from operations before income taxes	**(297)**	452	72	360	446
Net earnings (loss)	**(179)**	303	48	249	286
Basic earnings (loss) per share	**(2.33)**	3.95	0.61	3.15	3.66
Diluted earnings (loss) per share	**(2.33)**	3.94	0.61	3.13	3.63
Statement of Financial Position Data					
Current assets	**$1,458**	$1,523	$1,489	$1,398	$1,490
Properties at cost	**9,302**	9,039	8,820	8,594	8,104
Accumulated depreciation	**5,675**	5,114	4,870	4,560	4,223
Total assets	**6,086**	6,550	6,303	5,850	5,778
Current liabilities	**958**	1,258	1,608	959	954
Long-term borrowings	**2,143**	1,914	1,506	1,649	1,714
Total liabilities	**4,708**	4,738	4,544	3,916	4,025
Total stockholders' equity	**1,378**	1,812	1,759	1,934	1,753
Dividends declared per share	**1.76**	1.76	1.76	1.76	1.76

CORPORATE PROFILE

Eastman Chemical Company ("Eastman" or the "Company"), a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers, began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company's ("Kodak's") photographic business. The Company was incorporated in Delaware in 1993 and became an independent entity as of December 31, 1993, when Kodak spun off its chemicals business. The Company's headquarters and largest manufacturing site are located in Kingsport, Tennessee.

Eastman is the largest producer of polyethylene terephthalate ("PET") polymers for packaging based on market share and is a leading supplier of raw materials for paints and coatings, inks and graphic arts, adhesives, textile sizes, and other formulated products, and of cellulose acetate fibers. Eastman has 41 manufacturing sites in 17 countries that supply major chemicals, fibers, and plastics products to customers throughout the world. In 2001, the Company had sales revenue of $5.4 billion, an operating loss of $126 million, and a net loss of $179 million. Loss per diluted share was $2.33.

On February 11, 2002, the Company announced that it was canceling its previously disclosed plan to spin off its specialty chemicals and plastics businesses. The Company originally announced its plan for the spin-off in February 2001 and then later reported that the planned spin-off would be delayed due to adverse market conditions and the lack of near-term visibility. Much of 2001 was spent pursuing the planned spin-off, the goal of which was to separate Eastman's businesses so that each could set its own course for growth, resource allocation and strategies, ultimately maximizing stockholder value. Although the spin-off was canceled, the work that the Company did internally to separate the businesses allowed it to set up a divisional structure that provides focus on being a low-cost producer of market-leading products in its Voridian Division and concentration on development of new products and services in its Eastman Division.

The Company's products and operations are managed and reported in five operating segments. Eastman Division, previously called the Chemicals Group, contains the Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI") segment; the Performance Chemicals and Intermediates ("PCI") segment; and the Specialty Plastics ("SP") segment. Voridian Division ("Voridian"), previously called the Polymers Group, contains the Polymers segment and the Fibers segment.

In 2001, Eastman Division accounted for 58% of total Company revenues and Voridian accounted for 42% of total Company revenues. Within Eastman Division, revenues were attributable 48% to the CASPI segment, 36% to the PCI segment, and 16% to the SP segment. Within Voridian, revenues were attributable 72% to the Polymers segment and 28% to the Fibers segment.

EASTMAN DIVISION

Business and Industry Overview

Operating in a variety of markets with varying growth prospects and competitive factors, the segments in Eastman Division manufacture a diverse portfolio of specialty chemicals and plastics that are used in a wide range of consumer and industrial markets. With 36 manufacturing sites in 16 countries, Eastman Division is focused on providing its customers with chemicals and plastics products that meet their evolving needs.

The CASPI segment generally competes in the markets for raw materials for paints and coatings, inks and graphic arts and adhesives. Growth in these markets in North America and Europe typically coincides with economic growth in general, due to the wide variety of end uses for these applications and the particular dependence on the economic conditions of the market for durable goods. Higher growth sub-markets exist within North America and Europe, driven primarily by increasing governmental regulation. Industry participants are promoting, for example, products and technologies primarily designed to reduce air emissions. Growth outside of North America and Europe is substantially higher, driven primarily by the increasing requirements of industrializing economies.

The adhesives raw materials market is an approximately $10 billion market, according to Company estimates. Historically, this market's growth rate has been consistent with general economic growth. In addition to steady overall market growth, Eastman believes that greater growth opportunities exist for hot melt adhesives due to their superior performance characteristics and the resulting ability to displace other adhesives.

The PCI segment competes in diverse markets for its intermediates, specialty organic and custom manufacturing chemicals offerings. Specialty organic chemicals products are specifically developed based on product performance criteria, which make market quantification difficult. Instead, the focus in this market is on specific opportunities for value added products, and market size, growth opportunities and other industry characteristics are a function of the level and extent to which a producer chooses to participate in niche opportunities driven by these customer specifications. For other PCI products, the markets are varied, from durables to food products to pharmaceuticals and, although opportunities for differentiation on service and product offerings exist, these products compete primarily on price.

The SP segment competes in the market for the development of plastics that meet specific performance criteria, typically determined on an application-by-application basis. Development is dependent upon a manufacturer's ability to design products that achieve specific performance characteristics determined by the customer, while doing so either more effectively or more efficiently than alternative materials such as polycarbonate and acrylic, metals or glass. Increases in market share are gained through the development of new applications, substitution of plastic for other materials and, particularly, displacement by plastic resins in existing applications. The Company estimates that the market growth for copolyesters, which has historically been high due to the relatively small market size, will be substantially higher than general economic growth due to displacement opportunities. Eastman believes the cellulosic plastics markets have been growing, and will continue to grow, at or near the rate of the economy in general.

Strategy

The Company's objectives for Eastman Division are to improve gross margins, accelerate revenues and earnings growth through exploiting growth opportunities in its core businesses, and build capabilities for future growth. The key elements of this strategy include:

Improve Gross Margins

- *Integrate Acquisitions*
  The Company recently completed a number of acquisitions in its Eastman Division and is currently integrating these acquired businesses into its operations. As part of its integration process, the Company is applying its historical expertise in manufacturing process improvements and supply chain management to these businesses. In particular, the Company has completed the deployment of its management teams among the businesses it has acquired as part of the CASPI growth strategy, and expects to complete the worldwide implementation of its enterprise resource planning systems among these operations in mid-2002.

- *Reduce Costs and Improve Capacity Utilization*
  The Company intends to continue to implement historically successful initiatives to eliminate inefficiencies and unnecessary costs, as well as improve manufacturing processes, all with the goal of improving the cost structure of Eastman Division segments. The economic downturn in 2001 reduced demand for Eastman Division's products, but the Company is well positioned to achieve benefits from improved capacity utilization without the need for significant incremental capital investment, a result of recent investments in additional capacity, particularly in oxo chemicals and coatings products.

Exploit Growth Opportunities in Core Business

- *Develop New Specialty Products and Expand into New Markets*
  Eastman believes that it is a market leader based on sales in a number of Eastman Division's product lines, and is focused on growth through continued innovation and displacement of competitive products with offerings that provide greater functionality or better value. Recent examples of the continued focus on the development of new and innovative products are DuraStar®, Embrace® and Provista® in the SP segment. Recent examples of efforts to enter new markets include the aggressive introduction by the CASPI segment of coatings products using waterborne, powder and pigment dispersion technologies to meet the growing requirement for environmentally friendly products.

- *Leverage Opportunities Created by the Broad Product Line*
  The CASPI segment is organized as an integrated platform that combines its leading products and technologies in order to develop additional customer-specific applications. This integrated platform should allow Eastman Division to further benefit from, for instance, its ability to use technology from the adhesives market in applications for the coatings and inks market. Further, Eastman Division is able to offer a broad array of complementary products that customers would otherwise need to obtain from multiple manufacturers, increasing cross-selling opportunities.

Build Capabilities for Future Growth

- *Develop Customer Service Oriented Initiatives to Leverage Unique Capabilities*
  Within Eastman Division, the Company is expanding beyond the core business of chemicals and plastics manufacturing to develop less capital-intensive service businesses that allow it to take advantage of its long-term customer relationships, operational skills and technological capabilities. One example is Cendian Corporation ("Cendian"), formerly ShipChem, Inc., a wholly owned logistics provider for small to midsized chemicals manufacturers which the Company launched in 2000. Cendian combines the Company's long-standing distribution and logistics capabilities and its strong reputation and brand in the chemicals industry with recent information technologies to create a full-scale outsourcing logistics provider for chemicals industry participants. Cendian supports substantially all of the Company's worldwide logistics requirements, as well as providing logistics outsourcing services to other chemicals manufacturers globally.

  Also within Eastman Division, the Company is developing a service business model for coal gasification operations as an alternative clean technology for producing electric power. Recognized as an industry leader in reliability and efficiency of gasification operations, Eastman has operated a coal gasification plant in Kingsport, Tennessee, for approximately 19 years. Eastman Division plans to leverage its expertise in gasification by offering operations and maintenance services to third-party gasification facilities.

- *Pursue Opportunities for Business Development and Diversification* Eastman Division currently has in place and continues to pursue opportunities for joint ventures, equity investments and other alliances. These strategic initiatives are expected to diversify and strengthen Eastman Division businesses by providing access to new markets and high-growth areas as well as providing an efficient means of ensuring that Eastman is involved in and supportive of technological innovation in or related to the chemicals industry. The Company is committed to pursuing these initiatives in order to capitalize on new business concepts that differentiate Eastman from other chemical manufacturers and that will provide incremental growth beyond that which is inherent in the chemicals industry and at lesser capital investment requirements. In addition to Cendian and coal gasification services, Eastman Division's current initiatives also include the following:

  Genencor – Eastman owns a 42% equity interest in Genencor International, Inc. ("Genencor"), a publicly traded biotechnology company engaged in the discovery, development, manufacture and marketing of biotechnology products for the industrial chemicals, agricultural and health care markets, and a developer of integrated genomics technology. The Company, which was an early stage investor and held a 50% interest prior to Genencor's initial public offering in 2000, believes this investment provides the opportunity for a financial return as well as access to complementary technologies that may result in expanded product offerings and additional market penetration. Genencor's common stock is registered under the Securities Exchange Act of 1934 and is listed on the NASDAQ National Market System under the symbol GCOR.

  Ariel Research Corporation – In January 2002, Eastman acquired Ariel Research Corporation ("Ariel"). Ariel, headquartered in Bethesda, Maryland, is a leading provider of worldwide regulatory information and software products that enable corporations to manage product safety and stewardship functions, including requirements for workplace, environmental and dangerous goods compliance. Its customers include major global corporations for chemical, pharmaceutical, consumer products, aerospace, electronics and telecommunications markets. The addition of Ariel's capabilities should result in better product stewardship information solutions for the Company's customers.

CASPI Segment

Overview

Through the CASPI segment, Eastman Division manufactures binders, liquid vehicles, pigment concentrates and additives, unsaturated polyester resins and polyester and acrylic emulsions, which are integral to the production of paints and coatings, inks and graphic arts, adhesives, textile sizes and other formulated products. The Company focuses on raw materials rather than finished products in order to develop long-term, strategic relationships and achieve preferred supplier status with its customers. In 2001, the CASPI segment had sales of approximately $1.5 billion, which represented approximately 28% of Eastman's total sales and approximately 48% of Eastman Division's total sales.

Products

The following table describes the CASPI segment's major product groups and the primary (P) and secondary (S) markets into which those products are sold:

	Markets			
	Paints and coatings	Inks and graphic arts	Adhesives	Other markets
Binders and resins	P	P	P	S
Liquid vehicles (solvents)	P	P	S	S
Pigment concentrates and additives	P	P	–	S
Unsaturated polyester resins	–	–	–	P
Polyester and acrylic emulsions	P	S	S	P

Customers and Markets

As a result of the variety of end uses for its products, the customer base in the CASPI segment is broad and diverse. Eastman Division focuses on establishing long-term, customer service oriented relationships with its strategic customers in order to become their preferred supplier. Eastman Division sees significant growth potential in its ability to leverage these relationships to provide sales opportunities in previously underserved markets, as well as expand the scope of its value-added services.

Competition

Competition within the CASPI segment markets varies widely depending on the specific product or product group. Because of the depth and breadth of its product offerings, Eastman does not believe that any one of its competitors presently offers all of the products that it manufactures within the CASPI segment. Additionally, Eastman believes that, based on estimated sales revenue, it is the largest producer of raw materials for the inks and graphic arts market that it serves and the second largest producer of resins for adhesives. However, many of the Company's competitors within portions of its CASPI segment are substantially larger companies, such as The Dow Chemical Company, BASF Corporation, Exxon Mobil Corporation and Rohm and Haas Company, with greater financial and other resources than those of Eastman. Additionally, within each market in this segment, the Company competes with other smaller, regionally focused companies that may have advantages based on location, local market knowledge, manufacturing strength in a specific product or other factors. At any time, any one or more of these competitors could develop additional products to compete with, or that may make obsolete, some of Eastman's current product offerings.

Eastman does not believe that any of its competitors is dominant within the CASPI segment's markets. Further, the Company attempts to maintain competitive advantages through its level of vertical integration, breadth of product and technology offerings, low-cost position, consistent product quality and process and market knowledge. In addition, Eastman attempts to leverage its strong customer base and long-standing customer relationships to promote substantial recurring business, further strengthening its competitive position.

PCI Segment

Overview

The Company's PCI segment manufactures diversified products that are used in a variety of environments, including chemicals for agricultural products, fibers, food and beverage ingredients, photographic chemicals, pharmaceutical intermediates, polymer compounding and custom synthesis and chemical manufacturing intermediates. Custom synthesis and photographic chemicals were historically managed as part of Eastman's fine chemicals product line. The Company believes it has one of the industry's broadest product offerings, offering custom manufacturing and high-volume manufacturing of complex organic molecules for customers. In 2001, the PCI segment had sales of approximately $1.1 billion, which represented approximately 21% of Eastman's total sales and approximately 36% of Eastman Division's total sales.

Products

The PCI segment offers over 150 products to customers, many of whom are major producers in a broad range of markets. The following is a summary of key products:

- *Specialty Organic Chemicals*
  Eastman manufactures complex organic molecules such as diketene derivatives, specialty ketones, specialty acetyls, optical brighteners and color developers for fiber, food and beverage ingredients and photographic chemicals, which are typically used in market niche applications. The Company also engages in custom manufacturing of complex organic chemicals where business is developed on a customer-by-customer basis after significant consultation and analysis.

- *Other Chemicals Primarily for Chemical Manufacturing, Polymer Compounding and Pharmaceutical Applications*
  Eastman manufactures a variety of intermediate chemicals based on oxo and acetyl chemistries. The Company is the largest marketer of acetic anhydride in the United States, a critical component of analgesics and other pharmaceutical and agricultural products, and is the only U.S. producer of acetaldehyde, another key intermediate in the production of vitamins and other specialty products. Eastman manufactures the broadest range of oxo aldehyde derivatives products in the world and owns proprietary technology for the production of epoxybutene ("EpB®") oxirane, an intermediate with growing use in pharmaceuticals and other small volume, high-value specialty products. The Company's other products include plasticizers, glycols and polymer intermediates.

Customers and Markets

Because of the niche applications of the PCI segment's organic chemical products, each individual product offering is tailored to specific end uses. Other performance chemicals and intermediates are more readily substitutable and have a more identifiable potential customer base. For application-specific products, the Company focuses on establishing long-term, partnership-oriented relationships with its customers. For products with market-based pricing, cyclicality is caused by periods of supply and demand imbalance, either when incremental capacity additions are not offset by corresponding increases in demand, or when demand exceeds existing supply.

Competition

For specialty organic chemicals and other niche applications, there are typically few equivalent products, as the products and their applications are very specialized. For this reason, producers compete with others only to the extent they attempt to manufacture similar or enhanced products that share performance characteristics. On a general level, the primary competitors of Eastman for specialty organic chemicals are multinational specialty chemical manufacturers such as Ciba Specialty Chemicals Holding Inc., Clariant International Ltd. and Lonza Group Ltd. Recently, an increasing number of producers, primarily from China and India, have been entering the market primarily on price, benefiting from low-cost labor, less stringent environmental regulations and government support.

For the majority of the PCI segment's products with market-based pricing, there have historically been significant barriers to entry, namely the fact that the relevant technology has been held by a small number of companies. As this technology has become more readily available, competition from multinational chemicals manufacturers has intensified. Eastman competes with these and other producers primarily based on price, as products are interchangeable, and, to a lesser extent, based on technology, marketing and other resources.

SP Segment

Overview

The SP segment produces highly specialized copolyesters and cellulosic plastics that possess unique performance properties for value-added end uses such as consumer products, medical devices, electrical connectors, medical packaging, heavy gauge sheeting for signs and displays, specialty packaging films and tape. In 2001, the SP segment had sales of approximately $500 million, which represented approximately 9% of Eastman's total sales and approximately 16% of Eastman Division's total sales.

The specialty copolyesters market includes environmentally friendly specialty copolyesters and plastic sheeting that allow for flexibility in designing signs and displays. The SP segment includes cellulosic plastics, which have historically been a steady business with strong operating margins for the Company, and also includes what Eastman believes is a North American market leading position in cellulose esters for tape and film products and cellulose plastics for molding applications.

Products

The SP segment's key products are:

- *Copolyesters*
  Copolyesters are designed to meet customer needs in a wide range of markets from film and sheet to injection-molded consumer goods. The strengths of copolyesters are toughness, ease of fabrication, transparency and chemical resistance.

- *Cellulosic Plastics*
  The Company's cellulosic plastics fill several niches in consumer products where clarity and chemical resistance are key performance characteristics.

Typically, products in the SP segment progress through a "life cycle" from introduction to maturity. At introduction, products are highly specialized, have been created in response to customer desires for specific performance and have higher margins and lower volumes. As products progress into the growth phase, sales volumes accelerate and growth rates are maximized due to market acceptance and lack of competitive products. As these products mature, competitive products at lower prices or with superior performance characteristics are developed by Eastman and others, thereby reducing both volumes and margin on the original product.

Eastman Division's primary emerging products include: Eastar Bio® copolyester for new film and packaging applications; Kelvx™ resins for higher temperature sheet applications; and Titan™ LCP resin for electronic components. Eastman Division's primary products in the growth phase include: Embrace® copolyester for shrink label applications; Provista® polyester for retail displays; and DuraStar® polyester for cosmetic and household appliance applications. Eastman Division attempts to continuously develop and introduce new products with enhanced performance characteristics to capitalize on high-growth opportunities.

Customers and Markets

The customer base in the SP segment is broad and diverse, consisting of over 900 companies worldwide in a variety of industries. Particularly in the SP segment, Eastman Division seeks to develop mutually beneficial relationships with its customers throughout various stages of product life cycles. By doing so, Eastman Division is better able to understand its customers' needs, as those customers develop new products, and more effectively bring new solutions to market. Additionally, Eastman Division builds additional brand loyalty, lengthening the time before its products compete based entirely on price.

Competition
Competition for Eastman Division's products in the SP segment varies as a function of where the products are in their life cycle. For example, the SP segment's products in the introduction phase of the life cycle compete mainly on the basis of performance. As products begin to advance in the life cycle, and substitute products come into existence, the basis of competition begins to shift, taking into account factors such as price, customer service and brand loyalty. At maturity, where one or more competitors may have equivalent products in the market, competition is based primarily on price. Many large, well-recognized manufacturers produce substitute products of different materials, some of which may offer better performance characteristics than those of the Company, and some of which may be offered at a lower price. Eastman Division has a full array of products moving across the SP life cycle.

VORIDIAN DIVISION

Business and Industry Overview
The Company's Voridian Division has been the world's leading PET polymer producer for over ten years and is one of the two largest producers of acetate tow worldwide. With nine manufacturing plants in seven countries and two contract manufacturing arrangements in Asia and one in North America, Voridian is globally positioned to serve its growing markets.

The Polymers segment manufactures a broad line of PET polymers and polyethylene products for beverage bottle and consumer and industrial products markets. PET polymers are clear, lightweight plastics used principally in packaging applications such as containers for beverages, edible oils and other foods. To a lesser extent, they are also used in films and sheet for packaging and consumer and industrial applications. Defining characteristics include high strength, light weight, durability, clarity, versatility, low cost, safety and recyclability. Voridian's polyethylene products consist of both low density polyethylene, or LDPE, and linear low density polyethylene, or LLDPE, which are used primarily for packaging and film applications and in extrusion coated containers such as milk and juice cartons.

The Fibers segment manufactures acetate tow and Estrobond® triacetin plasticizers for the cigarette filter market, acetate yarn for textile markets, and acetate flake and acetyl raw materials for acetate fibers and plastics uses.

The industries utilizing PET polymers, polyethylene products, acetate tow and acetate yarn compete to a large extent on price and can be characterized as capital-intensive. Success in these industries depends largely on attaining scale-related benefits by keeping manufacturing costs at a minimum through the use of efficient processes at high levels of capacity utilization and obtaining access to low-cost utilities, energy and raw materials.

Strategy
Voridian focuses on strategic goals that are appropriate for a company operating in a price-sensitive industry. Voridian will continue to take advantage of its global position as one of the most efficient producers of PET polymers and acetate tow, while maintaining its reputation for market leading quality products at competitive prices. To achieve these objectives, Voridian employs operational strategies on both a division-wide and segment-by-segment basis. The key elements of the division-wide strategy include:

- *Continue to Focus on Operational Efficiency*
  Voridian is a global leader in market share in two of its major product markets and expects to leverage its product knowledge, experience and scale to further reduce production costs and increase output. As a highly integrated major PET polymers producer and one of only a few integrated acetate fiber producers, Voridian intends to develop further efficiencies to enhance its cost position.

- *Maintain Superior Process Technologies*
  Voridian is a leader in developing and implementing improved process technologies through efficient use of research and development. Voridian intends to develop increasingly efficient technologies to improve its cost position with the goal of improving operating margins.

- *Leverage Reputation for Quality and Innovation*
  Voridian's product quality and innovation make it a recognized industry leader in the manufacture of PET polymers and acetate fibers products. Voridian will continue to commercialize new PET polymers products driven by customer needs and consumer preference.

- *Expand Intelligently in Response to Expected Growth in the PET Polymers Market*
  The PET polymers market is expected to grow approximately 10% annually over the next four years. In response to this expected demand growth, Voridian intends to expand its production capabilities in a capital efficient manner. Voridian intends to focus on utilizing excess capacity at existing manufacturing sites, adding capacity by reducing bottlenecks in its current production lines to increase productivity, and participating in strategic manufacturing alliances.

Polymers Segment

Overview

The Polymers segment offers the world's largest, most global and vertically integrated PET polymers product line with a broad formula capability. Voridian is the largest producer of PET polymers for beverage bottles and sheet for thermoforming. PET polymers serve as source products for containers for, among other things, carbonated soft drinks, water, beer, personal care items and food containers that are suitable for both conventional and microwave oven use. The Polymers segment also offers a polyethylene product line including low density polyethylene and linear low density polyethylene, which is manufactured with the Company's proprietary technology. Polyethylene products are used primarily for packaging and film applications and in extrusion coated containers such as milk and juice cartons. In 2001, the Polymers segment had sales of $1.6 billion, which represented approximately 30% of the Company's total sales and approximately 72% of Voridian's total sales.

Products

The Polymers segment's products are integral to a broad range of end-markets, which provides Voridian a number of growth opportunities. The Polymers segment manufactures and supplies PET polymers and both low density and linear low density polyethylene.

- *PET Polymers*

  Voridian's broad PET polymers product line consists of 22 product offerings, which accounted for approximately 70% of Polymers segment sales in 2001. PET polymers are used in beverage and food packaging and other applications such as custom-care and cosmetics packaging, health care and pharmaceutical uses, household products and industrial and automotive uses. Voridian's polymers offer fast and easy processing, superb clarity, excellent colorability and color consistency, durability and strength, impact and chemical resistance and high heat stability.

- *Low Density and Linear Low Density Polyethylene*

  Voridian is a market-leading supplier of low density polyethylene for extrusion coatings in North America and is a manufacturer of linear low density polyethylene through utilization of Voridian's proprietary Energx® technology for gas phase polyethylene production. The low density and linear low density polyethylene product lines consist of 10 product categories, which accounted for approximately 30% of the Polymers segment sales in 2001.

Customers and Markets

The Polymers segment has a diverse customer base consisting of over 150 companies worldwide. Voridian's PET polymers product line has broad formula capabilities, which has helped it to successfully respond to market changes. Voridian's PET polymers have become preferred by customers, and have significantly replaced metal and glass as the industry standard, due to these capabilities and other benefits, such as resealability and aseptic nature. As a result, Voridian has been able to achieve brand strength with its customers.

PET polymers supply has significantly exceeded demand since 1997 as a result of excess capacity being introduced into the market. While the demand for PET polymers has steadily increased since then, some excess capacity still remains. As a result of this imbalance, the Company may be unable to maintain sales volume at desired price levels.

Competition

Within the PET resin industry, competition varies by region. There are a substantial number of competitors worldwide, with no PET polymers competitors having any dominant role or any significant competitive advantage over Voridian. These competitors, such as KoSa, Mossi & Ghisolfi Group and Wellman, Inc. are typically smaller than Voridian and do not have the same level of integration or global operations as Voridian. Competition is primarily on the basis of price, as well as product performance and quality, service and reliability. Industry pricing, in turn, is strongly affected by industry capacity utilization. For this reason, the Company believes that the combination of its size and scale of operations enables Voridian to be a low-cost PET polymers producer, providing a significant advantage.

In the marketing of PET resin, the Company believes it maintains a distinct competitive advantage due to its breadth of product line and formula capability. Voridian is considered to be a technology leader in PET polymers and strives to remain at the forefront of new product development.

Voridian is a niche polyethylene producer due to its size and ability to target specific markets. In the low density polyethylene product line, Voridian is a significant producer in extrusion coatings and is one of only two North American producers of acrylate copolymers. In the linear low density polyethylene market, Voridian employs its proprietary Energx® technology, which offers ease of processability, to compete in higher strength film markets.

Fibers Segment

Overview

The Fibers segment manufactures Estron® acetate tow and Estrobond® triacetin plasticizers, which are used primarily in cigarette filters; Estron® and Chromspun® acetate yarns for use in apparel, home furnishings and industrial fabrics; and acetate flake and acetyl raw materials for other acetate fiber producers. Voridian is one of the world's two largest suppliers of acetate tow and has been a market leader in the manufacture and sale of acetate tow since it began producing the product in the early 1950s. Voridian is also one of the three largest producers of acetate yarn worldwide. In 2001, the Fibers segment had sales of approximately $600 million, which represented approximately 12% of the Company's total sales and approximately 28% of Voridian's total sales.

Voridian's high quality products, technical expertise and superior customer service in the Fibers segment are its key competitive strengths. Voridian's industry knowledge and knowledge of its Fibers segment customers' processes allow it to assist its customers in maximizing their processing efficiencies, promoting repeat sales and mutually beneficial, long-term customer relationships. In addition, Voridian is well known for its expert technical service. Voridian's scale, strong customer base and these long-standing customer relationships contribute to its market leading position. Voridian's goal is to build on these strengths to improve its strategic position.

Products

Voridian's main products in the Fibers segment are acetate tow, acetate yarn and acetate flake.

- *Acetate Tow*
  Voridian is one of the two largest producers of acetate tow worldwide. Voridian manufactures acetate tow to various specifications which its customers use to produce different filtration patterns for cigarette filters. In addition, Voridian manufactures triacetin plasticizers for use by cigarette manufacturers as a bonding agent in these filters.

- *Acetate Yarn*
  Voridian is one of the three largest producers of acetate yarn worldwide. Voridian is a market leader in this product line, offering over 300 types of acetate yarn. These products are used primarily in apparel, home furnishings and industrial applications. The primary benefit of Voridian's acetate yarn products is their ease of processability. These yarns allow for fabrics with properties such as excellent breathability and comfort, silky feel, stability for shrinkage and stretch and mildew resistance. Chromspun® acetate yarn is available in over 60 colors.

- *Acetate Flake and Acetyl Raw Materials*
  Voridian produces acetate flake as part of its highly integrated production chain and sells flake to other acetate fiber producers. Acetyl raw materials are acetylation grade acetic acid and acetic anhydride for fiber production purposes.

Customers and Markets

The customer base in the Fibers segment is relatively concentrated, consisting of about 150 companies, primarily those involved in the production of cigarettes and in the textiles industry. The largest customers within the Fibers segment are multinational as well as regional cigarette producers and textile industry fabric manufacturers. The largest twenty customers within the Fibers segment accounted for greater than 80% of the segment's total sales in 2001.

Competition

Competition in the fibers industry is based primarily on product quality, technical and customer service, reliability, long-term customer relationships and price. Competitors in the fibers market include one global supplier, Celanese AG, in both the acetate tow and yarn markets, and several regional competitors in each market. The supply and demand balance at a given time affects pricing in the market. Currently the acetate yarn market has an excess supply of products due to manufacturing capacity remaining high while demand has declined, resulting in lower prices. Voridian believes it is well positioned to respond to competitive price pressures due to its scale of operations and level of integration.

In the acetate tow market, Voridian's principal competitor has added and is considering additional production facilities in China through joint ventures with the government-owned China National Tobacco Corporation. Further, local production in China may diminish Voridian's access to this market.

Within the acetate yarn market, product quality, technical service and global distribution are also key factors on which Voridian competes. Particularly with respect to textile customers, a majority of the customer base and production capacity has moved to regions where Voridian does not have manufacturing capabilities. This shift in worldwide customer base challenges Voridian to capitalize upon its global distribution and product quality.

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the consolidated financial statements for Eastman Chemical Company ("Eastman" or the "Company"), which have been prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with the Company's consolidated financial statements included elsewhere in this report. All references to earnings per share contained in this report are diluted earnings per share unless otherwise noted.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements requires its management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, doubtful accounts, inventory valuation, impaired assets, restructuring of operations, investments, environmental costs, pensions and other postemployment benefits, goodwill and intangible assets, and litigation and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies are the most important to the portrayal of the Company's financial condition and results and require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements.

Customer Programs and Incentives

The Company records estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions, and other volume-based incentives. These estimates are based on a combination of forecast and actual sales volumes and revenues against established goals. If market conditions were to decline, the Company may take actions to increase customer incentive offerings to maintain market share and capacity utilization.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management continuously assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

In response to the recent economic developments in Argentina, at December 31, 2001, management recorded an $18 million reserve for credit risks related to devaluation of the peso. A change in market conditions within Argentina could result in a significant increase or decrease in the reserve.

Inventories

Inventories are valued at the lower of cost or market. The Company determines the cost of most raw materials, work in process, and finished goods inventories in the United States by the last-in, first-out ("LIFO") method. The cost of all other inventories, including inventories outside the United States, is determined by the first-in, first-out ("FIFO") or average cost method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Impaired Assets

The Company reviews the carrying values of long-lived assets and amortizable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset is less than the carrying value of the asset, and for assets to be disposed of, is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the asset is generally based on discounted estimated cash flows using annual discount rates of 7% to 9%. The estimates reflect the Company's assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen years. If the Company's assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of a credit or debit to earnings.

Restructuring of Operations

The Company records restructuring charges incurred in connection with consolidation or relocation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges, which reflect management's commitment to a termination or exit plan that will begin within twelve months, are based on estimates of the expected costs associated with site closure, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

Investments

Marketable securities held by the Company, currently common or preferred stock, are deemed by management to be available-for-sale and are reported at fair value, with net unrealized gains or losses reported as a component of other comprehensive income in stockholders' equity. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

The Company records an investment impairment charge when it believes a business venture investment, accounted for by the Company as a marketable security, has experienced a decline in value that is other than temporary. Eastman has made a number of minority investments in technology businesses that the Company believes have potential to significantly impact the way business is conducted in the chemical industry. At December 31, 2001, the carrying value of the Company's investments in technology business ventures totaled approximately $30 million. Declines in the value of these or any other investment, or subsequent additional adverse changes in market conditions or poor operating results of the underlying investment, could result in impairment charges in the future.

Environmental Costs

The Company accrues environmental costs when it is probable that the Company has incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount unless another amount within the range appears to be a better estimate. The amount accrued reflects the Company's assumptions about remedial requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies, and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in chemical control regulations and testing requirements could result in higher or lower costs.

Pension and Other Postemployment Benefits

The Company maintains defined benefit plans that provide eligible employees with retirement benefits. Additionally, Eastman provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates), expected return on plan assets, and rate of compensation increase for employees. Projected health care benefits additionally reflect the Company's assumptions about health care cost trends. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

Goodwill and Other Intangibles

Through December 31, 2001, the Company amortized certain intangible assets on a straight-line basis over the expected useful lives of the underlying assets. Under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," beginning January 1, 2002, the Company ceased amortization of purchased goodwill and indefinite-lived intangibles. In the future, the Company will review the assets for impairment, and when required, the assets will be written down and charged to results of operations in the periods in which the recorded value is more than the fair value. At December 31, 2001, the Company had net goodwill of $339 million and net other intangibles of $275 million. Management continues to assess the impact of SFAS No. 142 which could result in a material charge of earnings in 2002. The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

Litigation and Contingent Liabilities

The Company's operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company believes the amounts reserved are adequate for such pending matters; however, results of operations could be affected by significant litigation adverse to the Company.

Nonrecurring Items

It is the Company's policy to identify as a "nonrecurring item" a material charge or gain that is not associated with on-going operations or that is caused by unique events not reflective of the Company's normal business activities in the period if such items individually or in the aggregate have a material impact on a specific line item in the Consolidated Statements of Earnings (Loss) or have a material impact on results overall. The Company believes that separately reporting such charges or gains enhances transparency and comparability of results by removing distortion that would otherwise occur. Examples of such items that have been separately identified in the past under this policy include material charges or gains resulting from asset impairments and restructuring of operations, including employee terminations; litigation not related to on-going operations; discontinued businesses; and acquisition charges including those related to acquired in-process research and development. Nonrecurring items are appropriately identified in the Consolidated Statements of Earnings (Loss).

RESULTS OF OPERATIONS

The Company's results of operations as presented beginning on page 41 of this annual report are discussed below.

SUMMARY OF CONSOLIDATED RESULTS – 2001 COMPARED WITH 2000

Sales revenue increased 2% including acquisitions but decreased 6% excluding acquisitions. The asset acquisition of the hydrocarbon resins and select portions of the rosin-based resins businesses from Hercules Incorporated ("Hercules Businesses") and the acquisitions of McWhorter Technologies, Inc. ("McWhorter") and Chemicke

Zavody Sokolov ("Sokolov"), primarily reflected in the Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI") segment, contributed 8% to the increase in sales revenue. Decreased sales volumes in existing businesses, attributed to weaker economic demand worldwide, had a negative impact on sales revenue of 5%. Foreign currency exchange rates had a 1% negative impact on sales revenue while overall selling prices remained flat compared to 2000.

Operating earnings for 2001 and 2000 were impacted by nonrecurring items totaling approximately $446 million and $21 million, respectively. These nonrecurring items are more fully described below and in Notes 8 and 9 to the consolidated financial statements.

In 2001, the decrease in operating earnings excluding nonrecurring items was due to lower sales volumes excluding acquisitions, higher unit costs driven by lower capacity utilization, and additional selling and general administrative expenses, and research and development costs from acquisitions. The decline in sales volumes in existing businesses was attributed to weaker economic demand worldwide.

For 2001, the Company reported a loss of $2.33 per share compared with $3.94 earnings per share for 2000. Excluding the effect of nonrecurring items, earnings per share were $1.43 in 2001 compared to $3.88 in 2000.

(Dollars in millions)	**2001**	2000	Change
Sales	**$5,384**	$5,292	2%

Revenue from acquisitions contributed 8% to the increase in sales revenue, partially offset by decreased sales volumes in existing businesses, which had a negative impact of 5% on sales revenue. The decline in sales volumes in existing businesses was attributed to weaker economic demand worldwide. Foreign currency exchange rates had a 1% negative impact on sales revenue. Overall, selling prices remained flat compared to 2000.

(Dollars in millions)	**2001**	2000	Change
Gross profit	**$887**	$1,078	(18)%
As a percentage of sales	**16.5%**	20.4%	

In 2001, gross profit was negatively impacted by lower sales volumes in existing businesses attributed to weaker economic demand worldwide. Higher unit costs driven by lower capacity utilization also had a negative impact on gross profit.

(Dollars in millions)	**2001**	2000	Change
Selling and general administrative expenses	**$407**	$346	18%
As a percentage of sales	**7.6%**	6.5%	

Higher selling and general administrative expenses primarily reflected additional costs associated with recent acquisitions, including integration costs, and costs incurred by Cendian Corporation ("Cendian") to develop its capacity to establish new customers in the chemicals logistics business.

(Dollars in millions)	**2001**	2000	Change
Research and development costs	**$160**	$149	7%
As a percentage of sales	**3.0%**	2.8%	

Research and development costs increased for 2001 compared to 2000 mainly due to costs associated with the Hercules Businesses and McWhorter.

Asset Impairments and Restructuring Charges

In 2001, nonrecurring charges totaling $396 million related to asset impairments and restructuring costs were recognized.

(Dollars in millions)	**2001**	2000
Termination of raw material supply agreement	**$108**	$ –
Under-performing polyethylene assets	**103**	–
Consolidation and restructuring of CASPI operations	**77**	–
Restructuring of fine chemicals product lines	**70**	–
Under-utilized specialty plastics assets	**15**	–
Discontinuation of precolored-green PET	**10**	–
Cessation of production at solid-stating facility	**10**	–
Impaired PCI European assets	**3**	–
Sorbates manufacturing exit costs	**–**	8
Distillation Products Industries exit costs	**–**	5
	$396	$13

In 2001, approximately $231 million of asset impairment and restructuring charges were incurred in the Polymers segment. A charge of $108 million was recognized for the write-off of a prepaid asset related to the termination of a raw material supply agreement and a charge of $103 million was recognized for the write-down of underperforming polyethylene assets. A $10 million charge related to discontinuation of the precolored-green polyethylene terephthalate ("PET") product line in Kingsport, Tennessee and a $10 million charge related to cessation of production at the Company's solid-stating facility in Toronto, Ontario were also recognized.

The consolidation and restructuring of the operations of the CASPI segment resulted in restructuring charges, including related asset write-downs, totaling $77 million. Of these charges, $27 million related to the closure of an operating site in Dusseldorf, Germany that was obtained in the acquisition of Jager and $21 million related to the closure of a Moundville, Alabama plant that was obtained in the acquisition of Lawter International, Inc. ("Lawter"). The closure of plants in Philadelphia, Pennsylvania and Portland, Oregon that were obtained in the acquisition of McWhorter resulted in charges of $20 million being recognized. These restructuring charges included write-downs of the fixed assets at these facilities, severance accruals for employees impacted by the plant shutdowns, and other costs associated with closing the facilities. Charges of $6 million and $3 million were recorded for the write-down of impaired operating assets in North America and Europe, respectively.

The Performance Chemicals and Intermediates ("PCI") segment incurred total nonrecurring charges of $73 million in 2001. Approximately $70 million of these charges resulted from the Company's on-going restructuring of its fine chemicals product line to reduce costs and to write down assets determined to be impaired. The restructuring initiative and related asset impairments include assets at the Company's Tennessee and Arkansas sites within the United States, a plant in Wales, and a plant in Hong Kong. A charge of $63 million pertained primarily to write-downs of fixed assets associated with product lines that the Company will no longer pursue, net of the effect of a reversal of a customer deposit related to the impacted assets, and write-downs of other long-term deposits. A charge of $7 million pertained primarily to severance accruals for employees impacted by the plant shutdowns, closure costs, and write-downs of fixed assets. An additional charge of $3 million was recognized for impaired assets in the European region.

The Company recorded asset impairment charges of approximately $15 million associated with under-utilized assets in the Specialty Plastics ("SP") segment. These charges related to deterioration of demand for certain specialty plastics products produced in Kingsport, Tennessee.

Approximately $75 million of the charges discussed above were recognized in the fourth quarter 2001. Of this total, $36 million related to the consolidation and restructuring of the operations of the CASPI segment; $20 million related to asset impairment charges associated with under-utilized assets in the Polymers segment; $15 million related to under-utilized specialty plastics assets; $3 million related to impaired PCI European assets; and $1 million related to the Company's on-going restructuring of its fine chemicals product line.

In 2000, nonrecurring charges totaling $13 million were recognized, of which $8 million related to costs associated with exiting the sorbates manufacturing site at Chocolate Bayou, Texas, and $5 million related to the shutdown of facilities at Distillation Products Industries in Rochester, New York. These charges are reflected in the PCI segment.

For additional information regarding these asset impairments and restructuring costs, see Note 8 to the consolidated financial statements.

(Dollars in millions)	2001	2000
Other nonrecurring operating items		
Costs associated with efforts to spin-off specialty chemicals and plastics businesses	$20	$–
Write-down of accounts receivable resulting from economic crisis in Argentina	18	–
Pension settlement charge	7	–
Write-off of Hercules Businesses in-process research and development costs	5	–
Write-off of McWhorter in-process research and development costs	–	9
Gain on sale of assets	–	(1)
	$50	$8

Other nonrecurring operating items totaling $50 million were recognized in 2001. These items consisted of approximately $20 million in charges associated with efforts to spin-off the specialty chemicals and plastics businesses; an $18 million write-down of accounts receivable for credit risks resulting from the economic crisis in Argentina; a $7 million pension settlement charge; and a $5 million write-off of acquired in-process research and development costs related to the acquisition of the Hercules Businesses. Approximately $26 million of these items were reflected in the Polymers segment, $11 million in the CASPI segment, $7 million in the PCI segment, $4 million in the SP segment, and $2 million in the Fibers segment. Total charges recognized during the fourth quarter 2001 were $36 million.

Other nonrecurring operating items totaling approximately $8 million were recorded in 2000. Reflected in the CASPI segment was a $9 million charge for costs associated with the write-off of in-process research and development related to the McWhorter acquisition, partially offset by a $1 million gain on the sale of certain assets, reflected in the Polymers segment.

(Dollars in millions)	2001	2000	Change
Gross interest costs	$151	$148	
Less capitalized interest	5	6	
Interest expense	146	142	3%
Interest income	6	7	
Net interest expense	$140	$135	4%

Higher interest expense reflected higher average commercial paper and other short-term borrowings used to finance the purchase of recent acquisitions and for general financing and investing activities, partially offset by lower average borrowing rates of approximately 6.5% for 2001 compared to approximately 7.25% for 2000.

(Dollars in millions)	2001	2000	Change
Other income	$(11)	$(31)	(65)%
Other charges	22	34	(35)%
Gain recognized on initial public offering of Genencor	–	(38)	N/A

Included in other income are gains from equity investments, gains on sales of nonoperating assets, royalty income, gains on foreign exchange transactions, and other miscellaneous items. Other income for 2001 primarily reflected gains from equity investments. Other income for 2000 primarily reflected gains on sales of nonoperating assets and gains from equity investments.

Included in other charges are losses from foreign exchange transactions, certain litigation costs, losses from equity investments, losses on sales of nonoperating assets, fees on securitized receivables, and other miscellaneous items. Other charges declined mainly due to a decrease in certain litigation costs and lower fees related to securitized receivables.

In 2000, a nonrecurring gain of approximately $38 million resulted from the initial public offering of common shares of Genencor International, Inc. ("Genencor"). This transaction is more fully described in Note 4 to the consolidated financial statements.

(Dollars in millions)	2001	2000
Other nonrecurring items	$20	$10

Other nonrecurring items for 2001 totaling $20 million consisted of a $12 million charge for currency losses resulting from the economic crisis in Argentina and $8 million of sorbates civil litigation settlement costs and other professional fees.

Other nonrecurring items for 2000 totaling $10 million were recognized for costs related to sorbates civil litigation.

SUMMARY BY OPERATING SEGMENT

The Company's products and operations are managed and reported in five operating segments. The Chemicals Group includes the CASPI segment, the PCI segment, and the SP segment. The Polymers Group includes the Polymers segment and the Fibers segment. During the first quarter 2002, the Company began managing the Chemicals

Group as Eastman Division and the Polymers Group as Voridian Division ("Voridian").

CHEMICALS GROUP

CASPI Segment

(Dollars in millions)	2001	2000	Change
Sales	**$1,508**	$1,176	28%
Operating earnings (loss) including nonrecurring items	**(35)**	123	(128)%
Operating earnings excluding nonrecurring items	**53**	132	(60)%

2001 Compared With 2000

Sales revenue from acquisitions had a positive impact on sales revenue of 35%, which was partially offset by a 7% decrease in sales volumes for existing businesses. The decline in sales volumes for existing businesses was attributed to weaker economic demand worldwide. Increased selling prices had a 1% positive impact on sales revenue, offset by the negative effect of foreign currency exchange rates.

Operating results for 2001 and 2000 were negatively impacted by nonrecurring items of approximately $88 million and $9 million, respectively, as more fully described above and in Notes 8 and 9 to the consolidated financial statements.

The decrease in operating earnings excluding nonrecurring items was due to lower sales volumes excluding acquisitions, higher unit costs driven by lower capacity utilization and additional selling and general administrative expenses, and research and development costs from acquisitions.

PCI Segment

(Dollars in millions)	2001	2000	Change
Sales	**$1,132**	$1,297	(13)%
Operating earnings (loss) including nonrecurring items	**(76)**	87	(187)%
Operating earnings excluding nonrecurring items	**4**	100	(96)%

2001 Compared With 2000

Sales revenue declined 10% due to lower sales volumes attributed to weaker economic demand worldwide. Other factors which negatively impacted sales revenue for 2001 by 1% each included a decline in selling prices, the negative effect of foreign currency exchange rates, and product mix.

Results for 2001 and 2000 were impacted by nonrecurring items of approximately $80 million and $13 million, respectively, as more fully described above and in Notes 8 and 9 to the consolidated financial statements.

The decrease in operating earnings excluding nonrecurring items was mainly due to higher unit costs driven by lower capacity utilization and decreased sales volumes resulting from weaker economic demand worldwide. In addition, lower selling prices had an $11 million negative impact on results for 2001 when compared to 2000.

Based upon indications from a large customer of this segment that it does not intend to renew its contract for a custom synthesis product beyond 2002, the Company does not expect to pursue that product in the future. Sales of that product represented approximately 2% of Eastman's sales for 2000 and approximately 5% of Eastman's operating earnings for 2000. Financial results reported after June 30, 2001, reflect a minimal contribution to operating earnings from this contract.

SP Segment

(Dollars in millions)	2001	2000	Change
Sales	**$505**	$550	(8)%
Operating earnings including nonrecurring items	**40**	103	(61)%
Operating earnings excluding nonrecurring items	**59**	103	(43)%

2001 Compared With 2000

Sales revenue declined mainly due to lower sales volumes which had a negative impact on sales revenue of 7%. Foreign currency exchange rates had a 1% negative effect on sales revenue while selling prices remained relatively flat compared to 2000.

Results for 2001 were negatively impacted by nonrecurring items totaling approximately $19 million, as more fully described above and in Notes 8 and 9 to the consolidated financial statements.

The decrease in operating earnings excluding nonrecurring items was primarily due to higher unit costs driven by lower capacity utilization and decreased sales volumes resulting from weaker demand, primarily for cellulosic products.

POLYMERS GROUP

Polymers Segment

(Dollars in millions)	2001	2000	Change
Sales	**$1,611**	$1,636	(2)%
Operating earnings (loss) including nonrecurring items	**(201)**	99	(303)%
Operating earnings excluding nonrecurring items	**56**	98	(43)%

2001 Compared With 2000

Decreased selling prices for polyethylene had a negative impact of 3% on sales revenue, partially offset by a 2% increase in sales volumes for PET polymers. Foreign currency exchange rates had a 2% negative impact on sales revenue.

Results for 2001 were sharply impacted by nonrecurring items totaling approximately $257 million, while results for 2000 were positively impacted by a $1 million gain on the sale of certain assets. These items are more fully described above and in Notes 8 and 9 to the consolidated financial statements.

The decrease in operating earnings excluding nonrecurring items was primarily due to lower operating earnings for polyethylene, which was attributed to lower selling prices. Operating earnings and revenues for PET polymers excluding nonrecurring items were virtually flat when compared to 2000.

Fibers Segment

(Dollars in millions)	2001	2000	Change
Sales	**$628**	$633	(1)%
Operating earnings including nonrecurring items	**146**	150	(3)%
Operating earnings excluding nonrecurring items	**148**	150	(1)%

2001 Compared With 2000

Decreased sales volumes had a negative impact on sales revenue of 2%. The sales volume decrease was offset by increased selling prices, primarily related to acetate tow. Foreign currency exchange rates had a 1% negative effect on sales revenue.

Operating earnings were impacted by nonrecurring items of approximately $2 million, as more fully described above and in Note 9 to the consolidated financial statements.

Operating earnings excluding nonrecurring items remained flat in 2001 as a slight decline in sales volumes was offset by a slight increase in selling prices.

SUMMARY BY CUSTOMER LOCATION — 2001 COMPARED WITH 2000

(Dollars in millions)	2001	2000	Change
United States and Canada	**$3,196**	$3,229	(1)%
Europe, Middle East, and Africa	**1,148**	1,062	8%
Asia-Pacific	**555**	547	1%
Latin America	**485**	454	7%
	$5,384	$5,292	

In the United States and Canada, sales revenue decreased slightly mainly due to lower sales volumes for existing businesses, attributed to weaker economic demand, which had a negative impact of 8% on sales revenue. Lower selling prices, primarily for polyethylene, also had a negative impact on sales revenue of 2%. These decreases were partially offset by revenue contributed by acquisitions, which had a positive impact on sales revenue of 9%.

Sales revenue outside the United States and Canada increased 6% to $2.2 billion compared to $2.1 billion in 2000. Increased sales volumes resulting from acquisitions and increased selling prices, mainly for PET polymers, had a positive impact on sales revenue of 6% and 2%, respectively. These increases were partially offset by foreign currency exchange rates which had a negative impact on sales revenue of 3%.

In Europe, Middle East and Africa, sales revenue increased mainly due to revenue contributed by acquisitions, which had a positive impact on sales revenue of 11%. Increased selling prices had a positive impact on sales revenue of 5%, offset by decreased sales volumes for existing businesses. PET polymers were the primary reason for the change in selling prices and sales volumes. Foreign currency exchange rates had a negative impact of 3% on sales revenue.

The slight increase in sales revenue in Asia Pacific was due to higher sales volumes, mainly for PET polymers, which had a positive impact on sales revenue of 7%. This increase was partially offset by lower selling prices and foreign currency exchange rates, which had a negative impact on sales revenue of 4% and 2%, respectively.

In Latin America, sales revenue increased primarily due to increased sales volumes, mainly for PET polymers, which had a positive impact on sales revenue of 7%. Higher selling prices had a positive impact on sales revenue of 2%, offset by the negative impact of foreign currency exchange rates.

With a substantial portion of 2001 sales to customers outside the United States, Eastman is subject to the risks associated with operating in international markets. To mitigate its exchange rate risks, the Company frequently seeks to negotiate payment terms in U.S. dollars. In addition, where it deems such actions advisable, the Company engages in foreign currency hedging transactions and requires letters of credit and prepayment for shipments where its assessment of individual customer and country risks indicates their use is appropriate. See Note 13 to the consolidated financial statements and "Quantitative and Qualitative Disclosures About Market Risk."

SUMMARY OF CONSOLIDATED RESULTS — 2000 COMPARED WITH 1999

Eastman's record sales revenue of $5.3 billion represented an increase of 15% over 1999 sales revenue. Higher selling prices accounted for 11% of the increase in sales revenue and improved sales volumes had a positive impact of 8% on sales revenue. The increase in selling prices was driven by substantially higher selling prices for PET polymers and higher selling prices in the PCI and CASPI segments. Significant sales volume growth in the CASPI segment, mainly attributable to acquisitions, accounted for the increase in sales volumes. Substantially higher operating earnings reflected improving market conditions for PET polymers, growth through acquisitions, and an on-going emphasis on lower cost structure.

Operating earnings for 2000 and 1999 were negatively impacted by nonrecurring items totaling approximately $21 million and $117 million, respectively, as more fully described below and in Notes 8 and 9 to the consolidated financial statements.

In 2000, significant factors that impacted operating earnings excluding nonrecurring items included the improving supply and demand balance for PET polymers accompanied by the Company's firm stance on pricing for PET polymers, lower cost structure resulting from employee separations that occurred late in 1999 and additional non-labor cost reductions implemented in 2000, and overall higher selling prices. Lower pension expense of approximately $30 million resulted from mid-1999 amendments to the Company's defined benefit pension plan. Costs for major raw materials and energy were approximately $380 million higher, net of the Company's feedstock and energy cost hedging program.

Operating earnings excluding nonrecurring items for 1999 were negatively impacted by charges totaling approximately $17 million related to the write-up of Lawter's inventory required by purchase accounting; a decrement recognized using the last-in, first-out inventory valuation method; loss on sales of excess spare parts; and two months of unplanned downtime at the Company's Malaysia facility. Amendments to Eastman's defined benefit pension plan resulted in a decrease in pension expense for 1999 of approximately $37 million. As a result of the adoption of AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Eastman capitalized $24 million, of which $2 million was amortized, of certain internal-use software costs which otherwise would have been expensed.

(Dollars in millions)	2000	1999	Change
Sales	**$5,292**	$4,590	15%

The increase in sales revenue is mainly due to higher selling prices for PET polymers and higher selling prices in the PCI and CASPI segments, which had a positive impact on sales revenue of 11%. Increased sales volumes had a positive impact of 8% on sales revenue. Significant sales volume growth in the CASPI segment, mainly attributable to acquisitions, accounted for the increase in sales volumes. Overall, foreign currency exchange rates had a negative impact on sales revenue of 3%, although the impact in Europe, Middle East and Africa was more significant due to the strength of the U.S. dollar against the euro.

Acquisitions contributed approximately $360 million to the increase in sales revenue. While sales volumes including acquisitions were up, volume in existing businesses declined 1% due to a slowing of economic demand in the second half of 2000, the Company's firm stance on pricing for PET polymers, and the discontinuation of certain products.

(Dollars in millions)	2000	1999	Change
Gross profit	**$1,078**	$861	25%
As a percentage of sales	**20.4%**	18.8%	

Gross profit improved substantially as a result of higher selling prices that were driven by increased raw materials costs, the Company's lower cost structure resulting from voluntary and involuntary employee separations that occurred late in 1999, and additional cost reductions implemented in 2000. Significantly higher costs for raw materials and energy negatively impacted gross profit, even with the Company's hedging of certain feedstock and energy costs. For the year, raw materials and energy costs were up approximately $380 million. Lower pension expense of approximately $30 million in 2000 resulted from mid-1999 amendments to the Company's defined benefit plan.

(Dollars in millions)	2000	1999	Change
Selling and general administrative expenses	**$346**	$355	(3)%
As a percentage of sales	**6.5%**	7.7%	

Benefits derived from a lower cost structure resulted in significantly lower selling and general administrative expenses, even with the addition of costs for acquired businesses and costs related to Cendian.

(Dollars in millions)	2000	1999	Change
Research and development costs	**$149**	$187	(20)%
As a percentage of sales	**2.8%**	4.1%	

Research and development costs were significantly lower during 2000 due to lower cost structure, although costs from acquired companies partially offset this decrease.

(Dollars in millions)	2000	1999
Asset impairments and restructuring charges	**$13**	$52

In 2000, nonrecurring charges of $13 million were recognized, of which, $8 million related to costs associated with exiting the sorbates manufacturing site at Chocolate Bayou, Texas, and $5 million related to the shutdown of facilities at Distillation Products Industries in Rochester, New York. These charges are reflected in the PCI segment.

In 1999, nonrecurring charges totaling $36 million related to asset impairments and restructuring of operations were recorded in the PCI segment. A charge of approximately $17 million was recognized in association with a decision to discontinue production at the Company's sorbates facilities in Chocolate Bayou, Texas, which resulted in a write-down of plant and equipment used at the site. A charge of approximately $9 million was recognized in relation to the phase-out of operations at Distillation Products Industries in Rochester, New York, including costs associated with employee termination benefits and the write-down of plant and equipment used at the site. A charge of approximately $10 million was recognized for the write-off of construction in progress related to an epoxybutene ("EpB®") plant project that was terminated and determined to have no future value.

Also in 1999, a charge of approximately $16 million, reflected in the Polymers segment, was recognized for the write-off of construction in progress associated with a purified terephthalic acid ("PTA") plant project in Columbia, South Carolina. This project was terminated due to unfavorable market conditions and unsuccessful discussions with several potential buyers of this product.

These nonrecurring charges are described in more detail in Note 8 to the consolidated financial statements.

(Dollars in millions)	2000	1999
Other nonrecurring operating items	**$8**	$65

Other nonrecurring operating items totaling $8 million were recorded in 2000. Reflected in the CASPI segment was a $9 million charge for costs associated with the write-off of in-process research and development related to the McWhorter acquisition, partially offset by a $1 million gain on the sale of certain assets, reflected in the Polymers segment.

In 1999, other nonrecurring operating items totaling $65 million were recognized. Of these items, approximately $53 million related to employee separation and pension settlement charges and $25 million related to the write-off of acquired in-process research and development costs associated with the acquisition of Lawter. Nonrecurring operating items totaling approximately $8 million were recorded related to an increase in the reserve for sorbates civil litigation and other matters, a loss recognized on an investment, the write-off of purchased technology which was determined to have no future value, and other items. A gain of approximately $21 million, reflected in the PCI segment, was recognized as a result of the reimbursement of previously expensed pension costs related to Holston Defense Corporation. These items are reflected in the Company's segments as follows: CASPI $30 million, SP $10 million, Polymers $21 million, Fibers $8 million, and PCI ($4) million.

These other nonrecurring operating items are described in more detail in Note 9 to the consolidated financial statements.

(Dollars in millions)	2000	1999	Change
Gross interest costs	$148	$139	
Less capitalized interest	6	13	
Interest expense	142	126	13%
Interest income	7	5	
Net interest expense	$135	$121	12%

Higher net interest expense reflects decreased capitalized interest resulting from the completion of certain capital expansion projects during 1999, higher average commercial paper borrowings due to acquisitions, and higher interest rates on commercial paper borrowings.

(Dollars in millions)	2000	1999	Change
Other income	$(31)	$(12)	158%
Other charges	34	29	17%
Gain recognized on initial public offering of Genencor	(38)	–	N/A

Included in other income are gains from equity investments, gains on sales of nonoperating assets, royalty income, gains on foreign exchange transactions, and other miscellaneous items. Other income increased mainly due to higher income from equity investments and gains on sales of nonoperating assets.

Included in other charges are losses from foreign exchange transactions, certain litigation costs, losses from equity investments, losses on sales of nonoperating assets, fees on securitized receivables, and other miscellaneous items. Other charges increased mainly due to an increase in certain litigation costs and higher fees related to securitized receivables.

In 2000, a nonrecurring gain of approximately $38 million resulted from the initial public offering of common shares of Genencor. This transaction is more fully described in Note 4 to the consolidated financial statements.

(Dollars in millions)	2000	1999
Other nonrecurring items	$10	$(8)

Other nonrecurring items for 2000 totaling $10 million were recognized for costs related to sorbates civil litigation.

Other nonrecurring items for 1999 reflected a gain of $8 million from the sale of certain nonoperating assets.

SUMMARY BY OPERATING SEGMENT

CHEMICALS GROUP

CASPI Segment

(Dollars in millions)	2000	1999	Change
Sales	$1,176	$836	41%
Operating earnings including nonrecurring items	123	121	2%
Operating earnings excluding nonrecurring items	132	151	(13)%

2000 Compared With 1999

Sales revenue for the CASPI segment increased 41%, reflecting higher sales volumes attributable to the Lawter, Sokolov, and McWhorter acquisitions, and overall higher selling prices. Sales revenue increased 40% due to increased sales volumes and 6% due to higher selling prices. Foreign currency exchange rates and product mix had a negative impact on sales revenue of 4% and 1%, respectively.

Results for 2000 and 1999 were negatively impacted by nonrecurring items totaling $9 million and $30 million, respectively, as more fully described above and in Note 9 to the consolidated financial statements.

In 2000, raw materials cost increases exceeded selling price increases, and margins eroded for many products. Lower cost structure resulting from employee separations that occurred late in 1999 and non-labor cost reductions implemented in 2000 did not offset the reduction in margins. Operating earnings were positively affected by decreased pension expense in 2000 and 1999 that resulted from the mid-1999 amendments to Eastman's defined benefit pension plan.

PCI Segment

(Dollars in millions)	2000	1999	Change
Sales	$1,297	$1,245	4%
Operating earnings (loss) including nonrecurring items	87	(2)	N/A
Operating earnings excluding nonrecurring items	100	30	233%

2000 Compared With 1999

Sales revenue for the PCI segment increased 4% due to moderately higher selling prices. Increased selling prices, driven by higher raw materials costs, had a positive impact on sales revenue of 7%. Sales revenue for fine chemicals declined, partially due to lower volume associated with discontinued products that were part of the fine chemicals product line. Decreased sales volumes, foreign currency exchange rates, and product mix had a negative impact on sales revenue of 1% each.

Operating earnings for 2000 were negatively impacted by nonrecurring items totaling approximately $13 million, as more fully described above and in Note 8 to the consolidated financial statements.

The operating loss for 1999 included nonrecurring items totaling approximately $32 million as more fully described above and in Notes 8 and 9 to the consolidated financial statements.

In 2000, operating earnings were positively impacted by lower cost structure, in part due to dependence on coal rather than oil or natural gas for acetyl-based products, and higher selling prices. Decreased pension expense in 2000 and 1999 that resulted from the mid-1999 amendments to Eastman's defined benefit pension plan also had a positive impact on results.

SP Segment

(Dollars in millions)	2000	1999	Change
Sales	**$550**	$531	4%
Operating earnings including nonrecurring items	**103**	80	29%
Operating earnings excluding nonrecurring items	**103**	90	14%

2000 Compared With 1999

Sales revenue for the SP segment increased 4% as higher sales volumes and increased selling prices had a positive impact on revenues of 6% and 2%, respectively. These increases were partially offset by the effects of foreign currency exchange rates and product mix which negatively impacted sales revenue by 3% and 1%, respectively.

Operating earnings for 1999 included other nonrecurring operating items totaling approximately $10 million, as more fully described above and in Note 9 to the consolidated financial statements.

For 2000, operating earnings were positively impacted by lower cost structure and by decreased pension expense in 2000 and 1999 resulting from the mid-1999 amendments to Eastman's defined benefit pension plan.

POLYMERS GROUP

Polymers Segment

(Dollars in millions)	2000	1999	Change
Sales	**$1,636**	$1,344	22%
Operating earnings (loss) including nonrecurring items	**99**	(104)	N/A
Operating earnings (loss) excluding nonrecurring items	**98**	(67)	N/A

2000 Compared With 1999

Sales revenue for the Polymers segment increased 22% due to higher selling prices which had a positive impact on sales revenue of 26%. The increase in selling prices was attributable to higher selling prices for PET polymers, driven by an improved supply and demand balance. Sales volumes for PET polymers used in beverage containers were level due to the Company's firm stance on selling prices and a maturing carbonated soft drink market in North America. Foreign currency exchange rates had a negative impact on sales revenue of 4%, although the impact in Europe was more significant due to the strength of the U.S. dollar against the euro.

Operating earnings for 2000 were positively impacted by a nonrecurring gain of $1 million related to the sale of certain assets. Operating earnings for 1999 were negatively impacted by nonrecurring charges totaling approximately $37 million, as more fully described above and in Notes 8 and 9 to the consolidated financial statements.

Operating earnings were sharply higher for the year primarily due to the Company's lower cost structure and substantially higher selling prices for PET polymers. Margins on polyethylene products were pressured by higher raw material costs and lower selling prices that resulted from slowing demand. The Polymers segment's operating earnings were positively affected by decreased pension expense in 2000 and 1999 resulting from the mid-1999 amendments to the Company's defined benefit pension plan.

Fibers Segment

(Dollars in millions)	2000	1999	Change
Sales	**$633**	$634	0%
Operating earnings including nonrecurring items	**150**	107	40%
Operating earnings excluding nonrecurring items	**150**	115	30%

2000 Compared With 1999

Sales revenue for the Fibers segment was level. Higher sales volumes, which had a positive impact on sales revenue of 3%, were offset by the impact of lower selling prices and unfavorable foreign currency exchange rates.

Operating earnings for 1999 were negatively impacted by nonrecurring items totaling $8 million, as more fully described above and in Note 9 to the consolidated financial statements.

Operating earnings increased sharply for the year primarily due to lower cost structure and by decreased pension expense in 2000 and 1999 resulting from mid-1999 amendments to the Company's defined benefit pension plan.

SUMMARY BY CUSTOMER LOCATION — 2000 COMPARED WITH 1999

(Dollars in millions)	2000	1999	Change
United States and Canada	**$3,229**	$2,869	13%
Europe, Middle East, and Africa	**1,062**	849	25%
Asia-Pacific	**547**	486	13%
Latin America	**454**	386	18%
	$5,292	$4,590	

Sales revenue in the United States and Canada for 2000 was $3.2 billion, up 13% from 1999 sales revenue of $2.9 billion. The improvement was primarily attributable to higher selling prices, mainly for PET polymers, which had a positive impact on sales revenue of 8%. Increased sales volumes resulting from acquisitions had a positive impact on revenues of 5%.

Sales revenue outside the United States and Canada increased 20% to $2.1 billion, compared to $1.7 billion in 1999. Higher selling prices, mainly for PET polymers, had a positive impact on sales revenue of 15%. Increased sales volumes resulting from acquisitions had a positive impact on revenues of 13%. These increases were partially offset by the negative effects of foreign currency exchange rates and product mix, which had a negative impact on revenues of 7% and 1%, respectively.

In Europe, Middle East and Africa, sales revenue increased 25% in 2000 compared with 1999. Increased selling prices, primarily for PET polymers, had a positive impact on revenues of 22%. Higher sales volumes resulting from acquisitions had a positive impact on sales revenue of 19%. A strong U.S. dollar against the euro resulted in a significantly unfavorable foreign currency exchange effect of 15%.

Sales revenue in Asia Pacific increased 13%, mainly due to increased sales volumes, which had a positive impact on sales revenue of 11%. The increase in sales volumes was driven by higher volumes for fibers. Other factors which positively impacted sales revenue included higher selling prices for performance chemicals and intermediates and PET polymers, which resulted in a positive impact on revenues of 3%, and foreign currency exchange rates, which had a 1% positive impact on revenues. Product mix had a negative impact of 2% on sales revenue in 2000.

Sales revenue in Latin America increased 18%, mainly due to higher selling prices, primarily for PET polymers, which had a positive impact on revenues of 16%. Increased sales volumes had a positive impact on revenues of 2%.

LIQUIDITY, CAPITAL RESOURCES, AND OTHER FINANCIAL DATA

(Dollars in millions)	**2001**	2000	1999
Net cash provided by (used in)			
Operating activities	**$431**	$831	$744
Investing activities	**(523)**	(465)	(715)
Financing activities	**57**	(451)	128
Net change in cash and cash equivalents	**$(35)**	$(85)	$157
Cash and cash equivalents at end of period	**$ 66**	$101	$186

Cash provided by operating activities for 2001 reflected an increase in working capital related to a decrease in trade accounts payable, partially offset by a decrease in receivables, and additionally reflected the payment of certain employee incentive compensation expenses. In 2000, cash flows from operations were positively impacted by settlement of strategic foreign currency hedging transactions, partially offset by an increase in working capital. Cash provided by operating activities in 2000 and 1999 also reflected $50 million and $150 million, respectively, provided by a continuous sale of accounts receivable program.

Cash used in investing activities in 2001 and 2000 reflected decreased expenditures for capital additions and acquisitions compared to 1999. In 2001, cash paid for the Hercules Businesses was approximately $252 million; in 2000, cash paid for McWhorter was approximately $200 million and for Sokolov was approximately $46 million; and in 1999, cash paid for Lawter was approximately $370 million. Cash used in investing activities in 2001, 2000, and 1999 additionally reflects other small acquisitions. Cash used in investing activities in 2000 reflected higher proceeds from sales of assets.

Cash provided by financing activities in 2001 reflected an increase in commercial paper and other short-term borrowings to fund the acquisition of the Hercules Businesses and for general operating purposes. In 2000, cash used in financing activities reflected a repayment of borrowings associated with acquisitions. In 1999, cash provided by financing activities reflected an increase in borrowings primarily related to funding the Lawter acquisition and additional borrowings at year end as a precautionary measure related to the Year 2000 issue. Cash provided by (used in) financing activities in 2001 included the effect of an increase in treasury stock resulting from a reverse/forward stock split of the Company's common stock approved by the stockholders on May 3, 2001 and the repurchase of shares of the Company's common stock in 2000 and 1999.

The Company expects to continue to pay a quarterly cash dividend. Priorities for use of available excess cash are to reduce outstanding borrowings, fund targeted growth initiatives such as small acquisitions and other ventures, and repurchase shares.

CAPITAL EXPENDITURES

Capital expenditures were $234 million, $226 million, and $292 million for 2001, 2000, and 1999, respectively. For 2002, the Company estimates that capital spending and other directed investments for small acquisitions and other ventures will be no more than expected depreciation and amortization of $370 million. Long-term commitments related to planned capital expenditures are not material.

OTHER COMMITMENTS

At December 31, 2001, the Company's obligation related to long-term notes and debentures totaled $1.5 billion to be paid over a period extending 25 years. Other borrowings, related primarily to Credit Facility and commercial paper borrowings, totaled approximately $700 million.

The Company had various purchase obligations at December 31, 2001, totaling approximately $1.9 billion over a period of approximately 15 years for materials, supplies, and energy incident to the ordinary conduct of business. The Company also had various lease commitments for property and equipment under cancelable, non-cancelable, and month-to-month operating leases totaling $239 million over a period of several years. Of the total lease commitments, approximately 40% relates to machinery and equipment, including computer and communications equipment and production equipment; approximately 35% relates to real property, including office space, storage facilities, and land; and approximately 25% relates to railcars. The obligations described above are summarized in the following table:

		Payments Due By Period			
(Dollars in millions)	Total	1 Year	2-5 Years	6-10 Years	More Than 10 Years
Long-term notes and debentures	$1,493	$ –	$ 500	$ –	$ 993
Credit facility, commercial paper, and other borrowings	704	54	650	–	–
Purchase obligations	1,861	230	806	524	301
Operating leases	239	55	95	50	39
	$4,297	$339	$2,051	$574	$1,333

If certain operating leases are terminated by the Company, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. The Company believes, based on current facts and circumstances, that a material payment pursuant to such guarantees is remote.

The Company maintains defined benefit plans that provide eligible employees with retirement benefits. Benefits are paid to employees from trust funds. The Company contributes to the plans as permitted by laws and regulations. No contribution to the plans was required in 2001 and the Company anticipates that none will be required in 2002. As disclosed in Note 15 to the consolidated financial statements, during 2001 the Company increased its minimum pension liability from $16 million to $187 million in accordance with generally accepted accounting principles. While this amount does not correspond directly to cash funding requirements, it is an indication the Company will be required to contribute cash to the plans in future years. The amount and timing of such contributions is dependent upon interest rates, actual returns on plan assets, retirement and attrition rates of employees, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company. For example, a 1% change in interest rates could impact future funding requirements by approximately $50 million.

The Company has long-term commitments relating to a joint venture as described in Note 4 to the consolidated financial statements. The Company guarantees up to $125 million of the principal amount of the joint venture's third-party borrowings, but believes, based on current facts and circumstances and the structure of the venture, that the likelihood of a payment pursuant to such guarantee is remote.

As described in Note 14 to the consolidated financial statements, Eastman entered into an agreement in 1999 that allows it to sell undivided interests in certain domestic trade accounts receivable under a planned continuous sale program to a third party. Under this agreement, receivables sold to the third party totaled $200 million at December 31, 2001 and 2000, respectively. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased.

The Company did not have any other material relationships with unconsolidated entities or financial partnerships, often referred to as special purpose entities, for the purpose of facilitating off-balance sheet arrangements with contractually narrow or limited purposes. Thus, Eastman is not materially exposed to any financing, liquidity, market, or credit risk related to the above or any other such relationships.

LIQUIDITY

Eastman has access to an $800 million revolving credit facility (the "Credit Facility") expiring in July 2005, and to a short-term $130 million credit agreement (the "Credit Agreement") expiring in July 2002. Any borrowings under the Credit Facility or the Credit Agreement are subject to interest at varying spreads above quoted market rates, principally LIBOR. The Credit Facility and the Credit Agreement require facility fees on the total commitment that vary based on Eastman's credit rating. The rate for such fees on the Credit Facility was 0.15% and 0.125% as of December 31, 2001 and 2000, respectively. The rate for such fees on the Credit Agreement is 0.15%. The Credit Facility and the Credit Agreement contain a number of covenants and events of default, including the maintenance of certain financial ratios. Eastman was in compliance with all such covenants for all periods. Management believes the likelihood of failure to comply with such covenants is remote.

Eastman typically utilizes commercial paper, generally with maturities of 90 days or less, to meet its liquidity needs. The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, outstanding commercial paper borrowings reduce borrowings available under the Credit Facility. Because the Credit Facility expires in July 2005, the commercial paper borrowings are classified as long-term borrowings because the Company has the ability to refinance such borrowings long term. As of December 31, 2001, the Company's Credit Facility and commercial paper borrowings were $637 million at an effective interest rate of 3.17%. At December 31, 2000, the Company's outstanding balance of commercial paper was $400 million at an effective interest rate of 7.12%.

The Company has an effective registration statement on file with the Securities and Exchange Commission to issue up to $1 billion of debt or equity securities. Access to public debt markets, however, is dependent on a variety of factors including general market conditions and investors' perceptions regarding the chemical industry and the Company's expected performance. No securities have been sold from this shelf registration.

A downgrade of one level in the Company's credit rating is not anticipated, but should it occur, would not cause a significant impact on the commitments or sources of capital described above and would not have a material impact on the Company's results of operations. However, an adverse change in the Company's credit rating could affect the renewal of existing credit facilities or the Company's ability to obtain access to new credit facilities in the future, could adversely affect the terms under which the Company can borrow, and could increase the cost of borrowings under such facilities.

Cash flows from operations and the sources of capital described above are expected to be available and sufficient to meet foreseeable cash flow requirements. However, the Company's cash flows from operations can be affected by numerous factors including risks associated with global operations, raw materials availability and cost, demand for and pricing of Eastman's products, capacity utilization, and other factors described in the Forward-Looking Statements beginning on page 38.

STOCK REPURCHASES

The Company is currently authorized to repurchase up to $400 million of its common stock. In the second quarter 2001, a total of 77,069 shares of common stock at a total cost of approximately $4 million, or an average price of $53 per share, were repurchased. This repurchase was the result of a reverse/forward stock split of the Company's common stock which was approved by the stockholders on May 3, 2001, in order to consolidate small shareholdings and reduce administrative costs. During 2000, 1,575,000 shares of common stock at a total cost of approximately $57 million, or an average price of approximately $36 per share, were repurchased under this authorization. A total of 2,746,869 shares of common stock at a cost of approximately $112 million, or an average price of approximately $41 per share, has been repurchased under the authorization. Repurchased shares may be used to meet common stock requirements for compensation and benefit plans and other corporate purposes.

DIVIDENDS

The Company declared cash dividends of $0.44 per share in the fourth quarters of 2001, 2000, and 1999 and $1.76 per share in 2001, 2000, and 1999.

ENVIRONMENTAL

Certain of the Company's manufacturing sites generate hazardous and nonhazardous wastes, the treatment, storage, transportation, and disposal of which are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur closure/postclosure costs relating to environmental remediation pursuant to the federal Resource Conservation and Recovery Act. Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required, the Company does not believe its liability for these environmental matters, individually or in the aggregate, will be material to Eastman's consolidated financial position, results of operations, or competitive position.

The Company accrues environmental costs when it is probable that the Company has incurred a liability and the amount can be reasonably estimated. Estimated costs associated with closure/postclosure are accrued over the facilities' estimated remaining useful lives which are currently estimated to extend over 50 years. The amount accrued reflects the Company's assumptions about remedial requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in chemical control regulations and testing requirements could result in higher or lower costs.

When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount unless another amount within the range appears to be a better estimate. At December 31, 2001 and 2000, the minimum or best estimate of environmental contingencies was approximately $80 million. At December 31, 2001 and 2000, the Company had recognized environmental contingencies of approximately $54 million and $49 million, respectively, representing the minimum or best estimate for remediation costs and for closure/postclosure costs accrued to date over the facilities' estimated useful lives.

The Company's cash expenditures related to environmental protection and improvement were approximately $216 million, $195 million, and $220 million in 2001, 2000, and 1999, respectively. These amounts pertain primarily to operating costs associated with environmental protection equipment and facilities, but also include expenditures for construction and development. The Company does not expect future environmental capital expenditures arising from requirements of recently promulgated environmental laws and regulations to materially increase the Company's planned level of capital expenditures for environmental control facilities.

INFLATION

In recent years, inflation has not had a material adverse impact on Eastman's costs, primarily because of price competition among suppliers of raw materials. The cost of raw materials is generally based on market price, although derivative financial instruments may be utilized, as appropriate, to mitigate short-term market price fluctuations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," collectively referred to as the "Standards." SFAS No. 141 supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." The provisions of SFAS No. 141 require the purchase method of accounting to be used for all business combinations initiated after June 30, 2001; provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill; and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supersedes APB No. 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets; require that goodwill and indefinite-lived intangible assets be tested annually for impairment, and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired; require that reporting units be identified for the purpose of assessing potential future impairments of goodwill; and remove the 40-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of SFAS No. 142 in its first quarter ended March 31, 2002. The Company is in the process of preparing for its adoption of SFAS No. 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS No. 142, the Company expects to reclassify $12 million of its intangible assets and the related deferred tax liabilities of approximately $5 million to goodwill. The Company expects that it will no longer record $20 million of amortization relating to its existing goodwill and indefinite-lived intangibles, as adjusted for the reclassifications just mentioned. The Company will also evaluate the useful lives assigned to its intangible assets and anticipates no significant changes to the useful lives or the related amortization expense.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the first half of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset.

The Company is required and plans to adopt the provisions of SFAS No. 143 January 1, 2003. Upon initial application of the provisions of SFAS No. 143, entities are required to recognize a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and accumulated depreciation on that capitalized cost. The cumulative effect, if any, of initially applying this Statement will be recognized as a change in accounting principle. The Company has not yet assessed the impact of this Statement on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement, which were adopted by the Company January 1, 2002, have not had a material impact on its financial condition or results of operations.

OUTLOOK

For 2002, the Company:

- Expects capital spending and other directed investments for small acquisitions and other ventures to be no more than expected depreciation and amortization of approximately $370 million;
- Expects research and development expenditures to be approximately $170 million, and combined costs related to selling and general administrative expenses, and research and development costs to be approximately 11% of sales;
- Expects pension and other postemployment benefit expenses to increase over 2001 and expects that no contribution to the Company's pension plan will be required in 2002;
- Expects to further integrate recent acquisitions into the Company's processes and SAP R3 and expects that costs related to such implementation will be minimal;
- Expects to continue to recognize costs related to Cendian, formerly ShipChem, as it builds capability to add new customers;
- Expects to continue to pay a quarterly cash dividend and anticipates that excess available cash will be used to reduce outstanding borrowings, fund targeted growth initiatives for small acquisitions and other ventures, and repurchase shares.

The Company further expects:

- Global demand for PET polymers to grow approximately 10% annually over the next four years;
- To take actions necessary to improve within three years the Company's credit rating to BBB+.
- Significant cash contributions to the Company's defined benefit pension plans will be required in future years; the amount and timing of such contributions is unknown and is significantly impacted by interest rates, actual returns on plan assets, retirement and attrition rates of employees, and other factors.

FORWARD-LOOKING STATEMENTS

The expectations under "Outlook" and certain other statements in this report may be forward-looking in nature as defined in the Private Securities Litigation Reform Act of 1995. These statements and other written and oral forward-looking statements made by the Company from time to time relate to such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; legal proceedings; effects of hedging raw material and energy costs and foreign currencies; global and regional economic conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends and other expected financial conditions; expectations and strategies for individual products, businesses, and segments as well as for the whole of Eastman Chemical Company; cash requirements and uses of available cash; financing plans; pension expenses and funding; credit rating; cost reduction targets; integration of recently acquired businesses; development, production, commercialization, and acceptance of new products, services, and technologies; asset and product portfolio changes.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions, and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors discussed in this report, the following are some of the important factors that could cause the Company's actual results to differ materially from those in any such forward-looking statements:

- The Company began operating its Chemicals Group as Eastman Division and its Polymers Group as Voridian Division effective January 1, 2002. The divisional structure for the businesses is expected to allow each to concentrate its respective efforts and resources on strategies specific to the business. There can be no assurance that any or all of such goals or expectations will be realized.
- The Company has manufacturing and marketing operations throughout the world, with approximately 45% of the Company's revenues attributable to sales outside the United States. Economic factors, including foreign currency exchange rates, could affect the Company's revenues, expenses, and results. Although the Company utilizes risk management tools, including hedging, as appropriate, to mitigate market fluctuations in foreign currencies, any changes in strategy in regard to risk management tools can also affect revenues, expenses, and results, and there can be no assurance that such measures will result in cost savings or that all market fluctuation exposure will be eliminated. In addition, changes in laws, regulations, or other political factors in any of the countries in which the Company operates could affect business in that country or region, as well as the Company's results of operations.
- The Company has made and may continue to make acquisitions, divestitures, and investments, and enter into alliances, as part of its growth strategy. The completion of such transactions are subject to the timely receipt of necessary regulatory and other consents and approvals needed to complete the transactions which could be delayed for a variety of reasons, including the satisfactory negotiation of the transaction documents and the fulfillment of all closing conditions to the transactions. Additionally, after completion of the transactions, there can be no assurance that such transactions will be successfully integrated on a timely and cost-efficient basis or that they will achieve projected operating earnings targets.
- The Company has made strategic technology investments, including formation of joint ventures and investments in other technology businesses, in order to build certain Eastman capabilities. There can be no assurance that such investments will achieve their objectives or that they will be beneficial to the Company's results of operations.
- During 2002, the Company will continue integrating recent acquisitions into the Company's processes and SAP R3 to enable cost-saving and synergy opportunities. There can be no assurance that such cost-saving and synergy opportunities will be realized or that the integration efforts will be completed as planned.
- The Company owns assets in the form of equity in other companies, including joint ventures, technology investments and Genencor. Such investments are minority investments in companies which are not managed or controlled by the Company and are subject to all of the risks associated with changes in value of such investments including the market valuation of those companies whose shares are publicly traded.
- The Company has undertaken and will continue to undertake productivity and cost reduction initiatives and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed as planned or beneficial or that estimated cost savings from such activities will be realized.
- In addition to cost reduction initiatives, the Company is striving to improve margins on its products through price increases, where warranted and accepted by the market; however, the Company's earnings could be negatively impacted should such increases be unrealized, not be sufficient to cover increased raw materials costs, or have a negative impact on demand and volume.
- The Company is reliant on certain strategic raw materials for its operations and utilizes risk management tools, including hedging, as appropriate, to mitigate short-term market fluctuations in raw materials costs. There can be no assurance, however, that such measures will result in cost savings or that all market fluctuation exposure will be eliminated.
- The Company's competitive position in the markets in which it participates is, in part, subject to external factors. For example, supply and demand for certain of the Company's products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of the Company's products.
- The Company has an extensive customer base; however, loss of certain top customers could adversely affect the Company's financial condition and results of operations until such business is replaced.
- Limitation of the Company's available manufacturing capacity due to significant disruption in its manufacturing operations could have a material adverse affect on revenues, expenses, and results.
- The Company's facilities and businesses are subject to complex health, safety, and environmental laws and regulations, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently and in the future. The Company's accruals for such costs and associated liabilities are believed to be adequate, but are subject to changes in estimates on which the accruals are based. The estimates depend on a number of factors including those associated with on-going operations and remedial requirements. On-going operations can be affected by unanticipated government enforcement action, which in turn is influenced by the nature of the allegation and the complexity of the site. Likewise, changes in chemical control regulations and testing requirements can increase costs or result in product deselection. Remedial requirements at contaminated sites are dependent on the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties.
- The Company's operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are being handled and defended in the ordinary course of business. The Company believes amounts reserved are adequate for such pending matters; however, results of operations could be affected by significant litigation adverse to the Company.

The foregoing list of important factors does not include all such factors nor necessarily present them in order of importance. This disclosure, including that under "Outlook" and "Forward-Looking Statements," and other forward-looking statements and related disclosures made by the Company in this filing and elsewhere from time to time, represent management's best judgment as of the date the information is given. The Company does not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. You are advised, however, to consult any further public Company disclosures (such as in our filings with the Securities and Exchange Commission or in Company press releases) on related subjects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Eastman Chemical Company and Subsidiaries

The Company is exposed to changes in financial market conditions in the normal course of its business due to its use of certain financial instruments as well as transacting in various foreign currencies and funding of foreign operations. To mitigate the Company's exposure to these market risks, Eastman has established policies, procedures, and internal processes governing its management of financial market risks and the use of financial instruments to manage its exposure to such risks.

The Company is exposed to changes in interest rates primarily as a result of its borrowing activities, which include short-term commercial paper and long-term borrowings used to maintain liquidity and to fund its business operations and capital requirements. Currently, these borrowings are predominately U.S. dollar denominated. The nature and amount of the Company's long-term and short-term debt may vary as a result of future business requirements, market conditions, and other factors.

The Company's operating cash flows denominated in foreign currencies are exposed to changes in foreign currency exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the locations in which the Company conducts business. In order to mitigate the effect of foreign currency risk, the Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency options to hedge probable anticipated but not yet committed export sales and purchase transactions expected within no more than two years and denominated in foreign currencies. The gains and losses on these contracts offset changes in the value of related exposures. It is the Company's policy to enter into foreign currency transactions only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency transactions for speculative purposes.

The Company is exposed to fluctuations in market prices for certain of its major raw materials. To mitigate short-term fluctuations in market prices for certain commodities, principally propane, ethane, and natural gas, the Company enters into forwards and options contracts.

The Company determines its market risk utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, and/or commodity prices. For 2001 and 2000, respectively, the market risk associated with the fair value of interest-rate-sensitive instruments, assuming an instantaneous parallel shift in interest rates of 10% are approximately $81 million and $86 million and an additional $10 million and $9 million for each one percentage point change in interest rates thereafter. This exposure is primarily related to long-term debt with fixed interest rates. The market risk associated with foreign currency-sensitive instruments utilizing a modified Black-Scholes option pricing model and a 10% adverse move in the U.S. dollar relative to each foreign currency hedged by the Company is approximately $2 million and $8 million and an additional $0.1 million and $0.5 million for 2001 and 2000, respectively, for an additional one percentage point adverse change in foreign currency exchange rates. Further adverse movements in foreign currencies would create losses in fair value; however, such losses would not be linear to that disclosed above. This exposure, which is primarily related to foreign currency options purchased by the Company to manage fluctuations in foreign currencies, is limited to the dollar value of option premiums payable by the Company for the related financial instruments. Furthermore, since the Company utilizes currency-sensitive derivative instruments for hedging anticipated foreign currency transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying anticipated transactions. The market risk associated with feedstock options and natural gas swaps assuming an instantaneous parallel shift in the underlying commodity price of 10% is approximately $2 million and $9 million and an additional $0.2 million and $0.8 million for 2001 and 2000, respectively, for each one percentage point move in closing prices thereafter.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS), COMPREHENSIVE INCOME (LOSS), AND RETAINED EARNINGS

Eastman Chemical Company and Subsidiaries

(Dollars in millions, except per share amounts)	**2001**	2000	1999
Earnings (Loss)			
Sales	**$5,384**	$5,292	$4,590
Cost of sales	**4,497**	4,214	3,729
Gross profit	**887**	1,078	861
Selling and general administrative expenses	**407**	346	355
Research and development costs	**160**	149	187
Asset impairments and restructuring charges (See Note 8)	**396**	13	52
Other nonrecurring operating items (See Note 9)	**50**	8	65
Operating earnings (loss)	**(126)**	562	202
Interest expense, net	**140**	135	121
Gain recognized on initial public offering of equity investment	**–**	(38)	–
Other income	**(11)**	(31)	(12)
Other charges	**22**	34	29
Other nonrecurring items (See Note 9)	**20**	10	(8)
Earnings (loss) before income taxes	**(297)**	452	72
Provision (benefit) for income taxes	**(118)**	149	24
Net earnings (loss)	**$ (179)**	$ 303	$ 48
Earnings (loss) per share			
Basic	**$ (2.33)**	$ 3.95	$ 0.61
Diluted	**$ (2.33)**	$ 3.94	$ 0.61
Comprehensive Income (Loss)			
Net earnings (loss)	**$ (179)**	$ 303	$ 48
Other comprehensive loss	**(134)**	(63)	(36)
Comprehensive income (loss)	**$ (313)**	$ 240	$ 12
Retained Earnings			
Retained earnings at beginning of period	**$2,266**	$2,098	$2,188
Net earnings (loss)	**(179)**	303	48
Cash dividends declared	**(135)**	(135)	(138)
Retained earnings at end of period	**$1,952**	$2,266	$2,098

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Eastman Chemical Company and Subsidiaries

(Dollars in millions)	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 66	$ 101
Trade receivables, net of allowance of $35 and $16	570	650
Miscellaneous receivables	86	87
Inventories	659	580
Other current assets	77	105
Total current assets	1,458	1,523
Properties		
Properties and equipment at cost	9,302	9,039
Less: Accumulated depreciation	5,675	5,114
Net properties	3,627	3,925
Goodwill, net of accumulated amortization of $43 and $28	339	344
Other intangibles, net of accumulated amortization of $38 and $20	275	277
Other noncurrent assets	387	481
Total assets	$6,086	$6,550
Liabilities and stockholders' equity		
Current liabilities		
Payables and other current liabilities	$ 904	$1,152
Borrowings due within one year	54	106
Total current liabilities	958	1,258
Long-term borrowings	2,143	1,914
Deferred income tax credits	452	607
Postemployment obligations	1,043	829
Other long-term liabilities	112	130
Total liabilities	4,708	4,738
Commitments and contingencies		
Stockholders' equity		
Common stock ($0.01 par – 350,000,000 shares authorized; shares issued – 85,053,349 and 84,739,902)	1	1
Paid-in capital	118	100
Retained earnings	1,952	2,266
Other comprehensive loss	(251)	(117)
	1,820	2,250
Less: Treasury stock at cost (8,073,859 and 7,996,790 shares)	442	438
Total stockholders' equity	1,378	1,812
Total liabilities and stockholders' equity	$6,086	$6,550

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Eastman Chemical Company and Subsidiaries

(Dollars in millions)	**2001**	2000	1999
Cash flows from operating activities			
Net earnings (loss)	**$(179)**	$303	$ 48
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities, net of effect of acquisitions			
Depreciation and amortization	**435**	418	383
Write-off of impaired assets	**373**	–	52
Gain recognized on initial public offering of equity investment	**–**	(38)	–
Write-off of acquired in-process research and development	**5**	9	25
Provision (benefit) for deferred income taxes	**(148)**	64	(18)
(Increase) decrease in receivables	**90**	(1)	163
(Increase) decrease in inventories	**(8)**	(43)	63
Increase (decrease) in liabilities for employee benefits and incentive pay	**(8)**	28	(69)
Increase (decrease) in liabilities excluding borrowings and liabilities for employee benefits and incentive pay	**(163)**	9	115
Other items, net	**34**	82	(18)
Total adjustments	**610**	528	696
Net cash provided by operating activities	**431**	831	744
Cash flows from investing activities			
Additions to properties and equipment	**(234)**	(226)	(292)
Acquisitions, net of cash acquired	**(257)**	(261)	(381)
Additions to capitalized software	**(28)**	(21)	(24)
Other investments	**(8)**	(30)	–
Proceeds from sales of fixed assets	**4**	61	–
Other items	**–**	12	(18)
Net cash used in investing activities	**(523)**	(465)	(715)
Cash flows from financing activities			
Net increase (decrease) in commercial paper and other short-term borrowings	**187**	(98)	338
Repayment of borrowings	**(11)**	(165)	(24)
Dividends paid to stockholders	**(135)**	(135)	(138)
Treasury stock purchases	**(4)**	(57)	(51)
Stock options and other items	**20**	4	3
Net cash provided by (used in) financing activities	**57**	(451)	128
Net change in cash and cash equivalents	**(35)**	(85)	157
Cash and cash equivalents at beginning of period	**101**	186	29
Cash and cash equivalents at end of period	**$ 66**	$101	$186

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements of Eastman Chemical Company and subsidiaries ("Eastman" or the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America, and of necessity include some amounts that are based upon management estimates and judgments. Future actual results could differ from such current estimates. The consolidated financial statements include assets, liabilities, revenues, and expenses of all wholly owned subsidiaries. Eastman accounts for joint ventures and investments in minority-owned companies where it exercises significant influence on the equity basis. Intercompany transactions and balances are eliminated in consolidation.

Translation of Non-U.S. Currencies

Eastman uses the local currency as the "functional currency" to translate the accounts of all consolidated entities outside the United States where cash flows are primarily denominated in local currencies. The effects of translating those operations that use the local currency as the functional currency are included as a component of comprehensive income and stockholders' equity. The effects of remeasuring those operations where the U.S. dollar is used as the functional currency and all transaction gains and losses are reflected in current earnings.

Revenue Recognition and Customer Incentives

In 2000, the Company implemented Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which specifies the criteria that must be met before revenue is realized or realizable and earned. In accordance with SAB 101, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. The implementation of SAB 101 did not have a material impact on sales, operating earnings (loss), or net earnings (loss) for 2001 or prior years.

The Company records estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions, and other volume-based incentives. These estimates are based on a combination of forecast and actual sales volumes and revenues against established goals.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are billed to customers and are recorded as sales revenue. Shipping and handling costs incurred are recorded in cost of sales.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with maturities of three months or less at the purchase date.

Accounts Receivable Sales

Under a planned continuous sale program agreement entered into in 1999, the Company sells to a third party undivided interests in certain domestic accounts receivable. Undivided interests in designated receivable pools are sold to the purchaser with recourse limited to the receivables purchased. The Company's retained interests in the designated receivable pools are measured at fair value, based on expected future cash flows, using management's best estimates of returns and credit losses commensurate with the risks involved. The Company's retained interests in receivables sold are recorded as trade receivables in the consolidated financial statements. Fees paid by the Company under this agreement are based on certain variable market rate indices and are included in other charges in the consolidated financial statements.

Inventories

Inventories are valued at the lower of cost or market. The Company determines the cost of most raw materials, work in process, and finished goods inventories in the United States by the last-in, first-out ("LIFO") method. The cost of all other inventories, including inventories outside the United States, is determined by the first-in, first-out ("FIFO") or average cost method. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Properties

The Company records properties at cost. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. When Eastman retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Company records any profit or loss on retirement or other disposition in earnings.

Depreciation

Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets (buildings and building equipment 20 to 50 years; machinery and equipment 3 to 33 years), generally using the straight-line method.

Goodwill and Other Intangibles

The Company amortizes certain intangible assets totaling approximately $186 million on a straight-line basis over the expected useful lives of the underlying assets, generally 11 to 20 years. The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") Nos. 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets," which require the use of a nonamortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the nonamortization approach, purchased goodwill and indefinite-lived intangibles, including trademarks, are reviewed for impairment and written down and charged to results of operations in the periods in which the recorded value is more than the fair value. Additionally, under these standards, assembled workforce is not recognized as an intangible asset apart from goodwill. Prior to the adoption of these Standards, goodwill and assembled workforce were amortized over the expected useful lives of the underlying assets, generally 5 to 40 years. The adoption of these Standards resulted in approximately $12 million attributable to assembled workforce being subsumed into goodwill; and also had the impact of reducing annual amortization of goodwill and intangibles with indefinite lives, primarily included in results for the Coatings, Adhesives, Specialty Polymers and Inks ("CASPI") segment, by approximately $20 million.

Impaired Assets

The Company reviews the carrying values of long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Eastman reviews these assets for impairment based first on estimated future undiscounted cash flows attributable to the assets. An impairment loss for an asset to be held and used is recognized when the fair value of the asset, generally based on discounted estimated future cash flows, is less than the carrying value of the asset. An impairment loss for assets to be disposed of is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset.

Restructuring of Operations

The Company records restructuring charges incurred in connection with consolidation or relocation of operations, discontinued product lines, or shutdowns of specific sites. These restructuring charges include estimates of the expected costs associated with site closure, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. If the actual costs incurred exceed the estimated costs, additional charges will result. If the actual costs are less than the estimated costs, a gain will be recognized.

Pension and Other Postemployment Benefits

The Company maintains defined benefit plans that provide eligible employees with retirement benefits. Additionally, Eastman provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates), expected return on plan assets, and rate of compensation increase for employees. Projected health care benefits additionally reflect the Company's assumptions about health care cost trends. The cost of providing plan benefits depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

Derivative Financial Instruments

Derivative financial instruments are used by the Company in the management of its exposures to fluctuations in foreign currency, raw materials and energy costs, and interest rates. Such instruments are used to mitigate the risk that changes in exchange rates or raw materials and energy costs will adversely affect the eventual dollar cash flows resulting from the hedged transactions.

The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency options to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within no more than 2 years and denominated in foreign currencies (principally the British pound, Canadian dollar, euro, and the Japanese yen). To mitigate short-term fluctuations in market prices for propane and natural gas (major raw materials and energy used in the manufacturing process), the Company enters into forwards and options contracts. From time to time, the Company also utilizes interest rate derivative instruments, primarily swaps, to hedge the Company's exposure to movements in interest rates.

The Company's forwards and options contracts are accounted for as hedges because the derivative instruments are designated and effective as hedges and reduce the Company's exposure to identified risks. Gains and losses resulting from effective hedges of existing assets, liabilities, firm commitments, or anticipated transactions are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items and are reported as a component of operating earnings.

Deferred currency option premiums are generally included in other noncurrent assets and are amortized over the life of the contract. The related obligation for payment is generally included in other liabilities and is paid in the period in which the options are exercised or expire and forward exchange contracts mature.

On January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of SFAS No. 133, as amended by SFAS No. 138, has not had a material impact on the results of operations. Instruments with a fair value of approximately $30 million, previously not required to be recorded and primarily pertaining to the Company's raw materials and energy cost hedging program, were recognized as miscellaneous receivables in the Consolidated Statement of Financial Position on January 1, 2001. In addition, previously deferred gains of $68 million from the settlement of currency options were reclassified from other current liabilities. These amounts resulted in an after-tax credit of $58 million to other comprehensive income, a component of stockholders' equity, and an after-tax gain of $4 million included in net earnings as of January 1, 2001.

Investments

The Company includes in other noncurrent assets its investments in joint ventures which are managed as integral parts of the Company's operations and accounted for on the equity basis. Eastman's negative investment in Primester, described in Note 4 to the consolidated financial statements, is included in other long-term liabilities. The Company includes its share of earnings and losses of such joint ventures in other income and charges.

Marketable securities held by the Company, currently common or preferred stock, are deemed by management to be available-for-sale and are reported at fair value, with net unrealized gains or losses reported as a component of other comprehensive income (loss) in stockholders' equity. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities. The Company includes these investments in other noncurrent assets.

Other equity investments, for which fair values are not readily determinable, are carried at historical cost and are included in other noncurrent assets.

The Company records an investment impairment charge when it believes a business venture investment, accounted for by the Company as a marketable security or recorded at historical cost, has experienced a decline in value that is other than temporary.

Other Income and Other Charges

Included in other income and other charges are results from equity investments, gains or losses on sales of nonoperating assets, royalty income, gains or losses on foreign exchange transactions, certain litigation costs, fees on securitized receivables, and other miscellaneous items. Material amounts are separately presented in the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss).

Earnings Per Share

Basic earnings (loss) per share reflect reported earnings divided by the weighted average number of common shares outstanding. Diluted earnings per share include the effect of dilutive stock options outstanding during the year.

Income Taxes

Deferred income taxes, reflecting the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes, are based on tax laws currently enacted.

Stock-Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Eastman continues to apply intrinsic value accounting for its stock option plans. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The Company's pro forma net earnings and pro forma earnings per share based upon the fair value at the grant dates for awards under Eastman's plans are disclosed in Note 11.

Recognition of Gains or Losses on Subsidiary or Affiliate Stock Sales

Gain and losses on subsidiary or affiliate stock sales are recorded in other income or other charges and are separately disclosed in the Statements of Earnings (Loss) and Comprehensive Income (Loss).

Compensated Absences

The Company accrues compensated absences and related benefits as current charges to earnings.

Computer Software Costs

Capitalized software costs are amortized on a straight-line basis over three years, the expected useful life of such assets, beginning when the software project is substantially complete and placed in service. In 2001, 2000, and 1999, approximately $28 million, $21 million, and $24 million, respectively, were capitalized. Of those amounts, approximately $16 million, $9 million, and $2 million, respectively, were amortized.

Environmental Costs

The Company accrues environmental costs when it is probable that the Company has incurred a liability and the amount can be reasonably estimated. Estimated costs associated with closure/postclosure are accrued over the facilities' estimated remaining useful lives which are currently estimated to extend over 50 years. The amount accrued reflects the Company's assumptions about remedial requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in chemical control regulations and testing requirements could result in higher or lower costs.

When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount unless another amount within the range appears to be a better estimate. At December 31, 2001 and 2000, the minimum or best estimate of environmental contingencies was approximately $80 million. At December 31, 2001 and 2000, the Company had recognized environmental contingencies of approximately $54 million and $49 million, respectively, representing the minimum or best estimate for remediation costs and closure/postclosure costs accrued to date over the facilities' estimated useful lives.

Accruals for environmental liabilities are included in other long-term liabilities at undiscounted amounts and exclude claims for recoveries from insurance companies or other third parties. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control facilities is charged to expense.

Litigation and Contingent Liabilities

The Company's operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Comprehensive Income

Components of other comprehensive income (loss) include cumulative translation adjustments, additional minimum pension liabilities, unrecognized gains or losses on investments, and mark-to-market gains or losses on qualifying foreign exchange contracts and commodity contracts. Amounts of other comprehensive income (loss) are presented net of applicable taxes. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of subsidiaries outside the United States, no taxes are provided on such amounts.

Nonrecurring Items

It is the Company's policy to identify as a "nonrecurring item" a material charge or gain that is not associated with on-going operations or that is caused by unique events not reflective of the Company's normal business activities in the period if such items individually or in the aggregate have a material impact on a specific line item in the Consolidated Statements of Earnings (Loss) or have a material impact on results overall. The Company believes that separately reporting such charges or gains enhances transparency and comparability of results by removing distortion that would otherwise occur. Examples of such items that have been separately identified in the past under this policy include material charges or gains resulting from asset impairments and restructuring of operations, including employee terminations; litigation not related to on-going operations; discontinued product businesses; and acquisition charges including those related to acquired in-process research and development. Nonrecurring items are appropriately identified in the Consolidated Statements of Earnings (Loss).

Reclassifications

The Company has reclassified certain 2000 and 1999 amounts to conform to the 2001 presentation.

NOTE 2. INVENTORIES

(Dollars in millions)	December 31, 2001	2000
At FIFO or average cost (approximates current cost)		
Finished goods	**$569**	$496
Work in process	**168**	150
Raw materials and supplies	**210**	209
Total inventories	**947**	855
Reduction to LIFO value	**(288)**	(275)
Total inventories at LIFO value	**$659**	$580

Inventories valued on the LIFO method were approximately 70% of total inventories in each of the periods.

NOTE 3. PROPERTIES AND ACCUMULATED DEPRECIATION

Properties at Cost

(Dollars in millions)	December 31, 2001	2000
Balance at beginning of year	**$9,039**	$8,820
Additions		
Capital expenditures	**234**	226
Acquisitions	**257**	261
Deductions	**(228)**	(268)
Balance at end of year	**$9,302**	$9,039
Properties		
Land	**$ 74**	$ 64
Buildings and building equipment	**894**	846
Machinery and equipment	**8,161**	7,985
Construction in progress	**173**	144
Balance at end of year	**$9,302**	$9,039

Accumulated Depreciation

(Dollars in millions)	December 31, 2001	2000
Balance at beginning of year	**$5,114**	$4,870
Provision for depreciation	**385**	382
Additions (deductions)	**176**	(138)
Balance at end of year	**$5,675**	$5,114

Construction-period interest of $345 million and $340 million, reduced by accumulated depreciation of $198 million and $171 million, is included in cost of properties at December 31, 2001 and 2000, respectively.

Depreciation expense was $385 million, $382 million, and $368 million, for 2001, 2000, and 1999, respectively.

NOTE 4. EQUITY INVESTMENTS AND OTHER NONCURRENT ASSETS AND LIABILITIES

Eastman owns 25 million shares, or approximately 42%, of the outstanding common shares of Genencor International, Inc. ("Genencor") a company engaged in the discovery, development, manufacture, and marketing of biotechnology products for the industrial chemicals, agricultural, and health care markets. Prior to its initial public offering in July 2000, Genencor was a joint venture in which Eastman owned a 50% interest.

In the second quarter of 2000, Genencor completed an initial public offering of 8,050,000 shares of its common stock at a price of $18 per share. Net proceeds to Genencor from the sale of the shares of common stock were approximately $135 million.

As a result of this initial public offering, Eastman recorded a gain of $38 million due to the change in the Company's percentage ownership interest in Genencor. This investment is accounted for under the equity method and is included in other noncurrent assets. At December 31, 2001, 2000, and 1999, the Company's investment in Genencor, including preferred stock, was $217 million, $209 million, and $157 million, respectively.

Eastman has a 50% interest in and serves as the operating partner in Primester, a joint venture engaged in the manufacture of cellulose esters at its Kingsport, Tennessee plant, accounted for by the equity method. The Company guarantees up to $125 million of the principal amount of the joint venture's third-party borrowings; however, management believes, based on current facts and circumstances and the structure of the venture, that the likelihood of a payment pursuant to such guarantee is remote. Eastman had a negative investment in the joint venture of approximately $40 million at December 31, 2001 and 2000, representing the recognized portion of the venture's accumulated deficits that it has a commitment to fund as necessary. Such amounts are included in other long-term liabilities. The Company provides certain utilities and general plant services to the joint venture. In return for Eastman providing those services, the joint venture paid Eastman a total of $39 million in three equal installments in 1991, 1992, and 1993. Eastman is amortizing the deferred credit to earnings over the 10-year period of the utilities and plant services contract.

NOTE 5. PAYABLES AND OTHER CURRENT LIABILITIES

(Dollars in millions)	December 31, 2001	2000
Trade creditors	**$438**	$ 526
Accrued payrolls, vacation, and variable-incentive compensation	**160**	201
Accrued taxes	**70**	95
Interest payable	**45**	51
Deferred gain on currency options	**-**	72
Other	**191**	207
Total	**$904**	$1,152

NOTE 6. BORROWINGS

(Dollars in millions)	December 31, 2001	2000
Short-term borrowings		
Notes payable	**$ 54**	$ 106
Total short-term borrowings	**54**	106
Long-term borrowings		
6 3/8% notes due 2004	**500**	500
7 1/4% debentures due 2024	**496**	496
7 5/8% debentures due 2024	**200**	200
7.60% debentures due 2027	**297**	297
Credit facility and commercial paper borrowings	**637**	400
Other	**13**	21
Total long-term borrowings	**2,143**	1,914
Total borrowings	**$2,197**	$2,020

Eastman has access to an $800 million revolving credit facility (the "Credit Facility") expiring in July 2005. Any borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates, principally LIBOR. The Credit Facility requires facility fees on the total commitment that vary based on Eastman's credit rating. The rate for such fees was 0.15% and 0.125% as of December 31, 2001, and December 31, 2000, respectively. The Credit Facility contains a number of covenants and events of default, including the maintenance of certain financial ratios. Eastman was in compliance with all such covenants for all periods.

Eastman typically utilizes commercial paper, generally with maturities of 90 days or less, to meet its liquidity needs. The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, outstanding commercial paper borrowings reduce borrowings available under the Credit Facility. Because the Credit Facility expires in July 2005, the commercial paper borrowings are classified as long-term borrowings because the Company has the ability to refinance such borrowings long term. As of December 31, 2001, the Company's Credit Facility and commercial paper borrowings were $637 million at an effective interest rate of 3.17%. At December 31, 2000, the Company's outstanding balance of commercial paper was $400 million at an effective interest rate of 7.12%.

NOTE 7. STOCKHOLDERS' EQUITY

(Dollars in millions)	2001	2000	1999
Common stock at par value	$ 1	$ 1	$ 1
Paid-in capital			
Balance at beginning of year	100	95	94
Additions	18	5	1
Balance at end of year	118	100	95
Retained earnings	1,952	2,266	2,098
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(117)	(54)	(18)
Change in cumulative translation adjustment	(24)	(66)	(46)
Change in unfunded minimum pension liability	(106)	4	7
Change in other items	(4)	(1)	3
Balance at end of year	(251)	(117)	(54)
Treasury stock at cost	(442)	(438)	(381)
Total	$1,378	$1,812	$1,759
Shares of common stock issued [1]			
Balance at beginning of year	84,739,902	84,512,004	84,432,114
Issued for employee compensation and benefit plans	313,447	227,898	79,890
Balance at end of year	85,053,349	84,739,902	84,512,004

[1] Includes shares held in treasury.

The Company has authority to issue 400 million shares of all classes of stock, of which 50 million may be preferred stock, par value $0.01 per share, and 350 million may be common stock, par value $0.01 per share. The Company declared dividends of $1.76 per share in 2001, 2000, and 1999, respectively.

The Company established a benefit security trust in 1997 to provide a degree of financial security for unfunded obligations under certain plans. At December 31, 2001, the Company had contributed to the trust a warrant to purchase up to 1,000,000 shares of common stock of the Company for par value. The warrant is exercisable by the trustee if the Company does not meet certain funding obligations, which obligations would be triggered by certain occurrences, including a change in control or potential change in control, as defined, or failure by the Company to meet its payment obligations under covered unfunded plans. Such warrant is excluded from the computation of diluted earnings per share because the conditions upon which the warrant is exercisable have not been met.

The additions to paid-in capital for the three years are primarily the result of exercises of stock options by employees.

The Company repurchased 77,069 shares of Eastman common stock at a cost of approximately $4 million, or an average price of approximately $53 per share, in 2001. This repurchase was the result of a reverse/forward stock split of the Company's common stock which was approved by the stockholders on May 3, 2001, in order to consolidate small shareholdings and reduce administrative costs. The Company also repurchased, 1,575,000 shares at a cost of approximately $57 million, or an average price of approximately $36 per share, in 2000; and 1,094,800 shares at a cost of approximately $50 million, or an average price of approximately $46 per share, in 1999. Repurchased common shares may be used to meet common stock requirements for benefit plans and other corporate purposes.

The Company's charitable foundation held 158,424 shares of Eastman common stock at December 31, 2001, 2000, and 1999.

For 2001, 2000, and 1999, respectively, the weighted average number of common shares outstanding used to compute basic earnings per share was 76.8 million, 76.8 million, and 78.2 million, and for diluted earnings per share was 76.8 million, 77.0 million, and 78.4 million, reflecting the effect of dilutive options outstanding. As a result of the net loss reported for 2001, common shares underlying all options were excluded from the calculation of diluted earnings (loss) per share. Excluded from the 2001 calculation were shares underlying options to purchase 7,006,410 shares of common stock at a range of prices from $33.01 to $73.94. Excluded from the 2000 and 1999 calculations were shares underlying options to purchase 3,899,076 shares of common stock at a range of prices from $45.34 to $74.25 and 2,331,341 shares of common stock at a range of prices from $48.44 to $74.25, respectively, because the exercise price of the options was greater than the average market price of the underlying common shares.

In 1999, several key executive officers were awarded performance-based stock options to further align their compensation with the return to Eastman's stockholders and to provide additional incentive and opportunity for reward to individuals in key positions having direct influence over corporate actions that are expected to impact the market price of Eastman's stock. As a result of the net loss reported for 2001, 156,060 shares underlying such options were excluded from the calculation of diluted earnings (loss) per share because their effect would be anti-dilutive. At December 31, 2000 and 1999, respectively, 149,240 shares and 45,920 shares underlying such options were included in diluted earnings per share calculations as a result of the stock price conditions for vesting being met. These performance-based stock options expired on December 31, 2001.

Additionally, 200,000 shares underlying an option issued to the Chief Executive Officer in 1997 were excluded from diluted earnings per share calculations because the stock price conditions to exercise had not been met as to any of the shares as of December 31, 2001, 2000, and 1999.

NOTE 8. ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES

(Dollars in millions)	2001	2000	1999
Asset impairments and restructuring charges	**$396**	$13	$52

Write-Off of Prepaid Asset

During the second quarter of 2001, Eastman terminated an agreement with a supplier that guaranteed the Company's right to buy a specified quantity of a certain raw material annually through 2007 at prices determined by the pricing formula specified in the agreement.

In prior years, the Company paid a total of $239 million to the supplier and deferred those costs to be amortized over the 15-year period during which the product was to be received. The Company began amortizing those costs in 1993 and had recorded accumulated amortization of $131 million at March 31, 2001. As a result of the termination of this agreement, a charge of $108 million, representing the remaining net book value, was charged to the Polymers segment's earnings during the second quarter 2001 as no continuing economic benefits will be received pertaining to this contract.

Write-Off of Impaired Polyethylene Assets
During the second quarter of 2001, management identified and announced certain assets that were intended to be spun-off at year-end 2001 related to the Company's efforts to spin-off the specialty chemicals and plastics businesses. An indirect result of these decisions would have been that the continuing operations would have been required to purchase certain raw materials and utilities that were historically produced internally for use in the manufacture of polyethylene. Considering the purchase price of these raw materials and utilities, the carrying value of certain assets used to consume ethylene at the Longview facility in the manufacture of polyethylene exceeded the expected future cash flows attributable to such assets.

Subsequent to the second quarter, the spin-off was canceled. However, management determined that the continued operation of these assets was not economically attractive and is anticipating reversing the flow of pipelines at the Longview facility to provide an alternate outlet for the excess ethylene, and allowing for the shut-down of the impaired assets. Based upon the resulting cash flows from the probable future use of these assets, an impairment loss of $103 million was charged to the Polymers segment's earnings during the second quarter of 2001. The impairment represents the excess of the carrying value over the discounted estimated future cash flows related to the products produced by the impacted assets.

Restructuring and Asset Impairments of the Fine Chemicals Product Line
As a result of the on-going restructuring of the Company's fine chemicals product line, Eastman recorded restructuring charges, including related asset write-downs, totaling approximately $70 million in 2001. These charges resulted from the Company's on-going restructuring of its fine chemicals product line to reduce costs and to write down assets determined to be impaired. The restructuring initiative and related asset impairments involve the Company's Performance Chemicals and Intermediates ("PCI") segment and include assets at the Company's Tennessee and Arkansas sites within the United States, a plant in Wales, and a plant in Hong Kong.

Charges in the fourth quarter and the third quarter of 2001 of $1 million and $6 million, respectively, pertained primarily to severance accruals for employees impacted by the plant shutdowns, closure costs, and write-downs of fixed assets. In the second quarter of 2001, a charge of $63 million pertained primarily to write-downs of fixed assets associated with product lines that the Company will no longer pursue, net of the effect of a reversal of a customer deposit related to the impacted assets, and write-downs of other long-term deposits. The assets will be used to meet current contractual requirements and then be idled. The fair value of the impacted assets was determined using current market information where available or discounted estimated net cash flows from contracts that are currently in effect.

Restructuring and Asset Impairments of the CASPI Segment
Consolidation and restructuring of the operations of the CASPI segment resulted in restructuring charges, including related asset write-downs, of approximately $77 million in 2001. In the fourth quarter of 2001, the Company recognized a charge of approximately $27 million related to the closure of an operating site in Duesseldorf, Germany, that was obtained in the acquisition of Jager. Also in the fourth quarter of 2001, charges of approximately $6 million and $3 million, respectively, were recognized related to the impairment of other operating assets in North America and Europe. In the third quarter of 2001, the Company recognized a charge of approximately $21 million related to the closure of a Moundville, Alabama plant that was obtained in the acquisition of Lawter International, Inc. ("Lawter").

In the second quarter of 2001, the Company recognized a charge of approximately $20 million related to the closure of plants in Philadelphia, Pennsylvania and Portland, Oregon that were obtained in the acquisition of McWhorter Technologies, Inc. ("McWhorter").

The restructuring charges include write-downs of the fixed assets at these facilities, severance accruals for employees impacted by the plant shutdowns, and other costs associated with closing the facilities. The Philadelphia and Portland facilities were closed in 2001, and the Moundville, Duesseldorf, and European sites are expected to close in the first half of 2002. The North American site is expected to close in mid-2003. The fair value of the impacted assets was determined using the discounted estimated net cash flows related to the products produced by the impacted assets.

Other Asset Impairments and Restructuring Costs
During 2001, the Company recorded asset impairment charges related to underutilized assets including $10 million related to the discontinuation of the precolored-green PET product line in Kingsport, Tennessee; $10 million related to cessation of production at the Company's solid-stating facility in Toronto, Ontario; $15 million related to deterioration of demand for certain specialty plastics products produced in Kingsport, Tennessee; and $3 million related to impaired assets in Europe. Approximately $20 million of these charges are reflected in the Polymers segment, $15 million in the Specialty Plastics ("SP") segment, and $3 million in the PCI segment. The fair value of the impacted assets was determined using the discounted estimated net cash flows related to the products produced by the impacted assets.

During the fourth quarter 1999 the Company decided to discontinue production at its sorbates facilities in Chocolate Bayou, Texas. The projected economic performance and cash flows for this product line were determined to be insufficient for remaining in this business. In 1999, the Company recorded a charge to earnings of $17 million for the write-down of plant and equipment used at the site. In 2000, the Company recorded additional charges of $8 million for costs associatec with exiting this business. Property and equipment used at this site have been disposed of. These charges were recorded in cost of sales for the PCI segment.

During 1999, the Company recorded a charge of $10 million for the write-off of construction in progress related to an epoxybutene ("EpB®") plant project that was terminated and determined to have no future value. This charge was recorded in cost of sales for the PCI segment.

In the fourth quarter 1999, the Company recorded a charge to earnings of $16 million for the write-off of construction in progress related to a purified terephthalic acid ("PTA") plant project. This project was terminated due to unfavorable market conditions and unsuccessful discussions with several potential buyers of this product. A significant portion of the construction in progress was determined to have no alternative use and no future value. This charge was recorded in cost of sales for the Polymers segment.

In first quarter 1999, the Company announced a phase-out of operations at Distillation Products Industries in Rochester, New York. In 1999, the Company recorded a charge to earnings of $9 million for costs associated with employee termination benefits and the write-down of plant and equipment used at the site. In 2000, the Company recorded an additional charge of $5 million for costs associated with exiting this site. The property and equipment used at this site was disposed of during 2001. These charges were recorded in cost of sales for the PCI segment.

The following table summarizes the charges described above and other less significant asset impairments and restructuring charges:

(Dollars in millions)	Balance at January 1, 1999	Provision/ Adjustments	Noncash Reductions	Cash Reductions	Balance at December 31, 1999
Noncash charges	$ –	$ 52	$ (52)	$ –	$ –
Severance costs	–	3	–	–	3
Site closure costs	8	–	–	(2)	6
Total	$ 8	$ 55	$ (52)	$ (2)	$ 9

	Balance at January 1, 2000	Provision/ Adjustments	Noncash Reductions	Cash Reductions	Balance at December 31, 2000
Noncash charges	$ –	$ –	$ –	$ –	$ –
Severance costs	3	–	–	(3)	–
Site closure costs	6	14	–	(10)	10
Total	$ 9	$ 14	$ –	$(13)	$10

	Balance at January 1, 2001	Provision/ Adjustments	Noncash Reductions	Cash Reductions	Balance at December 31, 2001
Noncash charges	$ –	$373	$(373)	$ –	$ –
Severance costs	–	16	–	(6)	10
Site closure costs	10	10	–	(7)	13
Total	$10	$399	$(373)	$(13)	$23

NOTE 9. OTHER NONRECURRING ITEMS

As described in Note 1 to the consolidated financial statements, Eastman identifies as nonrecurring items certain material charges or gains that are not associated with on-going operations or that are caused by unique events not reflective of the Company's normal business activities in the period. Accordingly, certain nonrecurring operating items as well as certain other nonrecurring items are separately reported for the years 2001, 2000 and 1999.

(Dollars in millions)	2001	2000	1999
Other nonrecurring operating items	$50	$8	$65

Other nonrecurring operating items totaling $50 million were recognized in 2001. These items consisted of approximately $20 million in charges associated with efforts to spin-off the specialty chemicals and plastics businesses; an $18 million write-down of accounts receivable for credit risks resulting from the economic crisis in Argentina; a $7 million pension settlement charge; and a $5 million write-off of acquired in-process research and development costs related to the acquisition of the hydrocarbon resins and select portions of the rosin-based resins business from Hercules Incorporated ("Hercules Businesses"). Approximately $26 million of these items were reflected in the Polymers segment, $11 million in the CASPI segment, $7 million in the PCI segment, $4 million in the SP segment, and $2 million in the Fibers segment.

Other nonrecurring operating items totaling $8 million were recorded in 2000. Reflected in the CASPI segment was a $9 million charge for costs associated with the write-off of in-process research and development related to the McWhorter acquisition, partially offset by a $1 million gain on the sale of certain assets, reflected in the Polymers segment.

In 1999, other nonrecurring operating items totaling $65 million were recognized. Of these items, approximately $53 million related to employee separation and pension settlement charges and $25 million related to the write-off of acquired in-process research and development costs associated with the acquisition of Lawter. Nonrecurring operating items totaling approximately $8 million were recorded related to an increase in the reserve for sorbates civil litigation and other matters, a loss recognized on an investment, the write-off of purchased technology which was determined to have no future value, and other items. A gain of approximately $21 million, reflected in the PCI segment, was recognized as a result of the reimbursement of previously expensed pension costs related to Holston Defense Corporation ("Holston"). These items are reflected in the Company's segments as follows: CASPI $30 million, SP $10 million, Polymers $21 million, Fibers $8 million, and PCI ($4) million.

(Dollars in millions)	2001	2000	1999
Other nonrecurring items	$20	$10	$(8)

Other nonrecurring items for 2001 totaling $20 million consisted of a $12 million charge for currency losses resulting from the economic crisis in Argentina and $8 million of sorbates civil litigation settlement costs and other professional fees.

Other nonrecurring items for 2000 totaling $10 million were recognized for costs related to sorbates civil litigation.

Other nonrecurring items for 1999 reflected a gain of $8 million from the sale of certain nonoperating assets.

NOTE 10. ACQUISITIONS

Hercules Incorporated

On May 1, 2001, the Company completed the asset acquisition of the Hercules Businesses for approximately $252 million. The facilities acquired are located in the United States, the Netherlands, and Mexico. Additionally, certain assets acquired are operated under contracts with Hercules at a shared facility in the United States.

The transaction, which was financed with available cash and commercial paper borrowings, was accounted for by the purchase method of accounting and, accordingly, the results of the Hercules Businesses for the period from the acquisition date are included in the accompanying consolidated financial statements. Tangible assets acquired were recorded at their fair values. Goodwill and other intangible assets of approximately $33 million, which represents the excess of cost over the fair value of net tangible assets acquired, were being amortized on a straight-line basis over 17 to 40 years. Acquired in-process research and development of approximately $8 million was written off during the second quarter 2001, and subsequently revised to $5 million with a $3 million credit to earnings in the third quarter 2001. Assuming this transaction had been made at January 1, 2000 and 2001, the consolidated pro forma results for 2000 and 2001 would not be materially different from reported results.

McWhorter Technologies, Inc.

In July 2000, the Company completed its acquisition of McWhorter for approximately $200 million in cash and the assumption of $155 million in debt. McWhorter manufactures specialty resins and colorants used in the production of consumer and industrial coatings and reinforced fiberglass plastics.

This transaction, which was funded through available cash and commercial paper borrowings, was accounted for by the purchase method of accounting and, accordingly, the results of operations of McWhorter for the period from the acquisition date are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed were recorded at their fair values. Goodwill and other intangible assets of approximately $190 million, which represents the excess of cost over the fair value of net tangible assets acquired, were being amortized on a straight-line basis over 11 to 40 years. Acquired in-process research and development of approximately $9 million was written off after completion of purchase accounting. Assuming this transaction had been made at January 1, 2000, the consolidated pro forma results for 2000 would not be materially different from reported results.

Chemicke Zavody Sokolov

As of February 21, 2000, the Company acquired 76% of the shares of Chemicke Zavody Sokolov ("Sokolov"), a manufacturer of waterborne polymer products, acrylic acid, and acrylic esters located in the Czech Republic. During the second quarter 2000, the Company acquired an additional 21% of the shares resulting in 97% ownership of Sokolov. These transactions, for cash consideration totaling approximately $46 million (net of $3 million cash acquired) and the assumption of $21 million of Sokolov debt, were financed with available cash and commercial paper borrowings. Efforts will continue to accumulate additional shares as they become available from the remaining minority shareholders.

The acquisition of Sokolov was accounted for by the purchase method of accounting and, accordingly, the results of operations of Sokolov for the period from February 21, 2000, are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their fair values. The minority interest, which is included in other long-term liabilities in the Consolidated Statements of Financial Position, is not significant. Assuming this transaction had been made at January 1, 2000, the consolidated pro forma results for 2000 would not be materially different from reported results.

Lawter International, Inc.

In June 1999, the Company completed its acquisition of Lawter for approximately $370 million (net of $41 million cash acquired) and the assumption of $145 million in debt. Lawter develops, produces, and markets specialty products for the inks and coatings market.

This transaction, which was funded through available cash and commercial paper borrowings, was accounted for by the purchase method of accounting. Assets acquired and liabilities assumed have been recorded at their fair values. Goodwill and other intangible assets totaling approximately $430 million, which represents the excess of cost over the fair value of net tangible assets acquired, were being amortized on a straight-line basis over 5 to 40 years. Acquired in-process research and development of approximately $25 million was written off during 1999 after completion of purchase accounting. Assuming this transaction had been made at January 1, 1999, the consolidated pro forma results for 1999 would not be materially different from reported results.

(Dollars in millions)	2001	2000	1999
Details of acquisitions are as follows:			
Fair value of assets acquired	$261	$635	$662
Liabilities assumed	4	374	281
Net cash paid for acquisitions	257	261	381
Cash acquired in acquisitions	–	4	41
Cash paid for acquisitions	$257	$265	$422

NOTE 11. STOCK OPTION AND COMPENSATION PLANS

Omnibus Plans

Eastman's 1997 Omnibus Long-Term Compensation Plan (the "1997 Omnibus Plan"), which is substantially similar to and intended to replace the 1994 Omnibus Long-Term Compensation Plan (the "1994 Omnibus Plan"), provides for grants to employees of nonqualified stock options, incentive stock options, tandem and freestanding stock appreciation rights, performance shares, and various other stock and stock-based awards. Certain of these awards may be based on criteria relating to Eastman performance as established by the Compensation and Management Development Committee of the Board of Directors. No new awards have been made under the 1994 Omnibus Plan following the effectiveness of the 1997 Omnibus Plan. Outstanding grants and awards under the 1994 Omnibus Plan are unaffected by the replacement of the 1994 Omnibus Plan with the 1997 Omnibus Plan. The 1997 Omnibus Plan provides that options can be granted through April 30, 2002, for the purchase of Eastman common stock at an option price not less than 50% of the per share fair market value on the date of the stock option's grant. Substantially all grants awarded under the 1994 Omnibus Plan and under the 1997 Omnibus Plan have been at option prices equal to the fair market value on the date of grant. Options typically become exercisable 50% one year after grant and 100% after two years and expire

10 years after grant. There is a maximum of 7 million shares of common stock available for option grants and other awards during the term of the 1997 Omnibus Plan. The maximum number of shares of common stock with respect to one or more options and/or SARs that may be granted during any one calendar year under the 1997 Omnibus Plan to the Chief Executive Officer or to any of the next four most highly compensated executive officers (each a "Covered Employee") is 200,000. The maximum fair market value of any awards (other than options and SARs) that may be received by a Covered Employee during any one calendar year under the 1997 Omnibus Plan is $5,000,000.

The Board of Directors adopted Eastman's 2002 Omnibus Long-Term Compensation Plan on March 7, 2002, subject to approval by stockholders at the 2002 Annual Meeting. If approved by the stockholders, the 2002 Omnibus Long-Term Compensation Plan (the "2002 Omnibus Plan") will be effective as of the date of the Annual Meeting. The 2002 Omnibus Plan is substantially similar to, and is intended to replace, the 1997 Omnibus Plan. If the 2002 Omnibus Plan becomes effective, no new awards will be made under the 1997 Omnibus Plan.

Director Long-Term Compensation Plan

Eastman's 1999 Director Long-Term Compensation Plan (the "Director Plan"), which is substantially similar to and intended to replace the 1994 Director Long-Term Compensation Plan, provides for grants of nonqualified stock options and restricted shares to nonemployee members of the Board of Directors. No new awards have been made under the 1994 Director Long-Term Compensation Plan, following the effectiveness of the 1999 Director Plan. Outstanding grants and awards under the 1994 Director Long-Term Compensation Plan are unaffected by the replacement of the 1994 Director Plan with the 1999 Director Plan. Shares of restricted stock are granted upon the first day of the directors' initial term of service and nonqualified stock options and shares of restricted stock are granted each year following the annual meeting of stockholders. The Director Plan provides that options can be granted through the later of May 1, 2003, or the date of the annual meeting of stockholders in 2003 for the purchase of Eastman common stock at an option price not less than the stock's fair market value on the date of the grant. The options vest in 50% increments on the first two anniversaries of the grant date. The maximum number of shares of common stock that shall be available for grant of awards under the Director Plan during its term is 60,000.

On March 7, 2002, the Board of Directors adopted, subject to stockholder approval at the 2002 Annual Meeting, the 2002 Director Long-Term Compensation Plan. If approved by the stockholders, the 2002 Director Long-Term Compensation Plan will be effective as of the date of the Annual Meeting. The 2002 Director Long-Term Compensation Plan is substantially similar to, and intended to replace, the 1999 Director Long-Term Compensation Plan. If the 2002 Director Long-Term Compensation Plan becomes effective, no new awards will be made under the 1999 Director Long-Term Compensation Plan.

Nonemployee Director Stock Option Plan

Eastman's 1996 Nonemployee Director Stock Option Plan provides for grants of nonqualified stock options to nonemployee members of the Board of Directors in lieu of all or a portion of each member's annual retainer. The Nonemployee Director Stock Option Plan provides that options may be granted for the purchase of Eastman common stock at an option price not less than the stock's fair market value on the date of grant. The options become exercisable six months after the grant date. The maximum number of shares of Eastman common stock available for grant under the Plan is 150,000.

Stock Option Balances and Activity

The Company applies intrinsic value accounting for its stock option plans. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, the Company's net earnings (loss) and earnings (loss) per share would be reduced to the unaudited pro forma amounts following:

(Dollars in millions, except per share amounts)		2001	2000	1999
Net earnings (loss)	As reported	$(179)	$303	$48
	Pro forma	(187)	294	45
Basic earnings (loss) per share	As reported	(2.33)	3.95	0.61
	Pro forma	(2.43)	3.83	0.58
Diluted earnings (loss) per share	As reported	(2.33)	3.94	0.61
	Pro forma	(2.43)	3.82	0.57

The fair value of each option is estimated on the grant date using the Black-Scholes option-pricing model, which requires input of highly subjective assumptions. Some of these assumptions used for grants in 2001, 2000, and 1999, respectively, include: average expected volatility of 27.07%, 26.98%, and 25.48%; average expected dividend yield of 3.67%, 3.84%, and 4.05%; and average risk-free interest rates of 4.72%, 6.19%, and 5.74%. An expected option term of six years for all periods was developed based on historical experience information. The expected term for reloads was considered as part of this calculation and is equivalent to the remaining term of the original grant at the time of reload.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the status of the Company's stock option plans is presented below:

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	5,801,348	$ 50	4,784,957	$ 50	3,865,101	$ 51
Granted	1,608,793	48	1,263,051	45	1,019,977	47
Exercised	330,989	42	202,691	35	81,504	39
Forfeited or canceled	72,742	52	43,969	60	18,617	57
Outstanding at end of year	7,006,410	$ 50	5,801,348	$ 50	4,784,957	$ 50
Options exercisable at year-end	4,773,210		3,967,571		3,400,079	
Weighted-average fair value of options granted during the year		$10.95		$11.06		$9.82
Available for grant at end of year	1,911,557		3,011,978		4,407,371	

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$33-$42	315,690	7.9 Years	$37	193,790	$38
$43-$44	1,278,267	2.1	43	1,277,217	43
$45-$47	1,795,460	7.9	46	1,132,110	46
$48-$63	3,077,297	6.5	53	1,590,397	56
$64-$74	539,696	3.6	65	539,696	65
	7,006,410	5.9	$50	4,733,210	$50

Eastman Investment and Employee Stock Ownership Plan

The Company sponsors a defined contribution employee stock ownership plan (the "ESOP"), a qualified plan under Section 401(a) of the Internal Revenue Code, which is a component of the Eastman Investment and Employee Stock Ownership Plan ("EIP/ESOP"). Eastman anticipates that it will make annual contributions for substantially all U.S. employees equal to 5% of eligible compensation to the ESOP, or for employees who have five or more prior ESOP contributions, to either the Eastman Stock Fund or other investment funds within the Eastman Investment Plan. Through early 2001, the Company sponsored, for its international employees, an employee stock ownership plan which was substantially similar to the ESOP. In March 2001, shares in the international employee stock ownership plan were distributed to participants in the plan. Allocated shares in the ESOP totaled 2,840,860, 3,075,739, and 3,249,519 as of December 31, 2001, 2000, and 1999, respectively. Dividends on shares held by the EIP/ESOP are charged to retained earnings. All shares held by the EIP/ESOP are treated as outstanding in computing earnings per share.

Charges for contributions to the EIP/ESOP were $38 million, $34 million, and $37 million for 2001, 2000, and 1999, respectively.

Eastman Performance Plan

The Eastman Performance Plan (the "EPP") places a portion of each employee's annual compensation at risk and provides a lump-sum payment to plan participants based on the Company's financial performance. There were no charges under the EPP in 2001. Amounts paid under the EPP were $55 million and $3 million for 2000 and 1999, respectively.

Annual Performance Plan

Through 2000, Eastman's managers and executive officers participated in an Annual Performance Plan (the "APP"), which placed a portion of annual cash compensation at risk based upon Company performance as measured by specified annual goals. Amounts paid under the APP for 2000 and 1999 were $3 million and $13 million, respectively.

Unit Performance Plan

Beginning in 2000, Eastman managers and executive officers began participating in a new variable compensation plan, the Unit Performance Plan (the "UPP"), under which a portion of annual cash compensation is made variable based upon organizational unit performance and the attainment of individual objectives and expectations. No amounts were paid under the UPP for 2001. The amount paid under the UPP for 2000 was $7 million.

Beginning in 2001, the portion of each participant's total pay that was formerly made variable under the APP is now variable under the UPP.

NOTE 12. INCOME TAXES

Components of earnings (loss) before income taxes and the provision (benefit) for U.S. and other income taxes follow:

(Dollars in millions)	2001	2000	1999
Earnings (loss) before income taxes			
United States	$(299)	$413	$185
Outside the United States	2	39	(113)
Total	$(297)	$452	$ 72
Provision (benefit) for income taxes			
United States			
Current	$ (46)	$ 69	$ 31
Deferred	(68)	60	(14)
Non-United States			
Current	9	9	10
Deferred	(3)	1	(3)
State and other			
Current	(3)	4	1
Deferred	(7)	6	(1)
Total	$(118)	$149	$ 24

Differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal statutory income tax rate follow:

(Dollars in millions)	2001	2000	1999
Amount computed using the statutory rate	$(104)	$158	$25
State income taxes	(6)	6	–
Foreign rate variance	(6)	1	7
Foreign sales corporation benefit	(4)	(11)	(7)
ESOP dividend payout	(1)	(2)	(1)
Other	3	(3)	–
Provision (benefit) for income taxes	$(118)	$149	$24

The significant components of deferred tax assets and liabilities follow:

	December 31,	
(Dollars in millions)	2001	2000
Deferred tax assets		
Postemployment obligations	$375	$299
Payroll and related items	53	47
Deferred revenue	6	13
Miscellaneous reserves	31	31
Preproduction and start-up costs	7	8
Other	48	45
Total	$520	$443
Deferred tax liabilities		
Depreciation	$752	$824
Inventories	13	6
Purchase accounting adjustments	97	103
Other	62	62
Total	$924	$995

Unremitted earnings of subsidiaries outside the United States, considered to be reinvested indefinitely, totaled $335 million at December 31, 2001. It is not practicable to determine the deferred tax liability for temporary differences related to those unremitted earnings.

Current income taxes payable totaling $34 million and $67 million are included in current liabilities at December 31, 2001 and 2000, respectively.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31, 2001		December 31, 2000	
(Dollars in millions)	Recorded Amount	Fair Value	Recorded Amount	Fair Value
Long-term borrowings	$2,143	$2,168	$1,914	$1,816

The fair value for fixed-rate borrowings is based on current interest rates for comparable securities. The Company's floating-rate borrowings approximate fair value.

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

Effective January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Instruments with a fair market value of $33 million, previously not required to be recorded and primarily pertaining to the Company's raw materials and energy cost hedging program, were recognized as miscellaneous receivables in the Consolidated Statement of Financial Position on January 1, 2001. Previously deferred gains of $68 million from the settlement of currency options were reclassified from other current liabilities. These amounts resulted in an after-tax credit of $58 million to other comprehensive income, a component of stockholders' equity, and an after-tax gain of $4 million included in net earnings as of January 1, 2001.

At December 31, 2001, the mark-to-market losses from hedging activities included in other comprehensive income totaled approximately $2 million. This balance is expected to be reclassified into earnings during 2002. The mark-to-market gains or losses on non-qualifying, excluded, and ineffective portions of hedges are recognized in cost of sales or other income and charges immediately. Such amounts did not have a material impact on earnings (loss) during 2001.

The Company is exposed to market risk, such as changes in currency exchange rates, raw material and energy costs, and interest rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company uses various derivative financial instruments pursuant to the Company's policies for hedging practices. Such instruments are used to mitigate the risk that changes in exchange rates or raw material and energy costs will adversely affect the eventual dollar cash flows resulting from the hedged transactions. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the cash flows of the underlying exposures being hedged. At December 31, 2001, the Company did not utilize fair value hedges and did not hold or issue derivative financial instruments for trading purposes.

Currency Rate Hedging

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies and currency options to hedge probable anticipated, but not yet committed, export sales transactions expected within no more than two years and denominated in foreign currencies (principally the British pound, Canadian dollar, euro, and the Japanese yen). These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income (loss) to the extent effective, and reclassified into cost of sales in the period during which the hedged transaction affects earnings.

Commodity Hedging

Raw materials and energy sources used by the Company are subject to price volatility caused by weather, supply conditions, economic variables, and other unpredictable factors. To mitigate short-term fluctuations in market prices for propane and natural gas, the Company enters into forwards and options contracts. These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income (loss) to the extent effective, and reclassified into cost of sales in the period during which the hedged transaction affects earnings.

Other Instruments

From time to time, the Company also utilizes interest rate derivative instruments, primarily swaps, to hedge the Company's exposure to movements in interest rates. These instruments are typically 100% effective. As a result, there is no current impact on earnings due to hedge ineffectiveness. These instruments are recorded on the balance sheet at fair value, but the impact was not material to the income statement.

NOTE 14. COMMITMENTS

Purchase Obligations and Lease Commitments

At December 31, 2001, the Company had various purchase obligations totaling approximately $1.9 billion over a period of approximately 15 years for materials, supplies, and energy incident to the ordinary conduct of business. Approximately $230 million of these obligations will be paid in 2002.

The Company also had various lease commitments for property and equipment under cancelable, noncancelable, and month-to-month operating leases totaling approximately $239 million over a period of several years. Of the total lease commitments, approximately 40% relates to machinery and equipment, including computer and communications equipment and production equipment; approximately 35% relates to real property, including office space, storage facilities, and land; and approximately 25% relates to railcars. Future lease payments, reduced by sublease income, follow:

(Dollars in millions)

Year ending December 31,	
2002	$ 55
2003	33
2004	25
2005	19
2006	18
2007 and beyond	89
Total minimum payments required	$239

If certain operating leases are terminated by the Company, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. The Company believes, based on current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Rental expense, net of sublease income, was approximately $83 million in 2001, 2000 and 1999.

Other Commitments

The Company maintains defined benefit plans that provide eligible employees with retirement benefits. Benefits are paid to employees from trust funds. The Company contributes to the plans as permitted by laws and regulations. No contribution to the plans was required in 2001 and the Company anticipates that none will be required for 2002.

Eastman has long-term commitments relating to a joint venture as described in Note 4 to the consolidated financial statements. The Company guarantees up to $125 million of the principal amount of the joint venture's third-party borrowings, but believes, based on current facts and circumstances and the structure of the venture, that the likelihood of a payment pursuant to such guarantee is remote.

In 1999, the Company entered into an agreement that allows the Company to sell certain domestic accounts receivable under a planned continuous sale program to a third party. The agreement permits the sale of undivided interests in domestic trade accounts receivable. Receivables sold to the third party totaled $200 million at December 31, 2001 and 2000. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Fees paid by the Company under this agreement are based on certain variable market rate indices and totaled approximately $9 million and $12 million in 2001 and 2000, respectively. Average monthly proceeds from collections reinvested in the continuous sale program were approximately $239 million and $235 million in 2001 and 2000, respectively. The portion that continues to be recognized in the Statements of Financial Position is domestic trade receivables of $124 million and $85 million at December 31, 2001 and 2000, respectively.

NOTE 15. RETIREMENT PLANS

Eastman maintains defined benefit plans that provide eligible employees with retirement benefits. Prior to 2000, benefits were calculated using a traditional defined benefit formula based on age, years of service, and the employees' final average compensation as defined in the plans. Effective January 1, 2000, the defined benefit pension plan, the Eastman Retirement Assistance Plan, was amended. Employees' accrued pension benefits earned prior to January 1, 2000, are calculated based on previous plan provisions using the employee's age, years of service, and final average compensation as defined in the plans. The amended defined benefit pension plan uses a pension equity formula based on age, years of service, and final average compensation to calculate an employee's retirement benefit from January 1, 2000 forward. Benefits payable will be the combined pre-2000 and post-1999 benefits.

Benefits are paid to employees from trust funds. Contributions to the plan are made as permitted by laws and regulations.

Pension coverage for employees of Eastman's international operations is provided, to the extent deemed appropriate, through separate plans. The Company systematically provides for obligations under such plans by depositing funds with trustees, under insurance policies, or by book reserves.

A summary balance sheet of the change in plan assets during 2001 and 2000, the funded status of the plans, amount recognized in the Statement of Financial Position, and the assumptions used to develop the projected benefit obligation for the Company's U.S. defined pension plans are provided in the following tables:

Summary Balance Sheet

(Dollars in millions)	2001	2000
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 920	$877
Service cost	32	29
Interest cost	72	68
Actuarial loss	142	47
Curtailments/settlements	(12)	–
Benefits paid	(92)	(101)
Benefit obligation, end of year	$1,062	$920
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 869	$911
Actual return (loss) on plan assets	(83)	47
Acquisitions/divestitures/other receipts	–	5
Benefits paid	(89)	(94)
Fair value of plan assets, end of year	$ 697	$869
Benefit obligation in excess of plan assets	$ 365	$ 51
Unrecognized actuarial gain	(329)	(43)
Unrecognized prior service cost	116	128
Unrecognized net transition asset	4	8
Net amount recognized, end of year	$ 156	$144
Amounts recognized in the Statements of Financial Position consist of:		
Accrued benefit cost	$ 156	$144
Additional minimum liability	187	16
Accumulated other comprehensive loss	(187)	(16)
Net amount recognized, end of year	$ 156	$144

Eastman's worldwide net pension cost was $27 million, $32 million, and $58 million in 2001, 2000, and 1999, respectively.

A summary of the components of net periodic benefit cost recognized for Eastman's U.S. defined benefit pension plans follows:

Summary of Benefit Costs

(Dollars in millions)	2001	2000	1999
Components of net periodic benefit cost:			
Service cost	$32	$29	$42
Interest cost	72	68	86
Expected return on assets	(72)	(64)	(78)
Amortization of:			
Transition asset	(4)	(4)	(6)
Prior service cost	(12)	(12)	(5)
Actuarial loss	4	7	14
Net periodic benefit cost	$20	$24	$53
Weighted-average assumptions as of end of year:			
Discount rate	7.25%	7.75%	8.15%
Expected return on assets	9.50%	9.50%	9.50%
Rate of compensation increase	4.00%	4.25%	4.50%

As a result of the partial settlement of pension liabilities, the Company recorded a charge of $7 million and a gain of $12 million in 2001 and 1999, respectively.

POSTRETIREMENT WELFARE PLANS

Eastman provides life insurance and health care benefits for eligible retirees, and health care benefits for retirees' eligible survivors. In general, Eastman provides those benefits to retirees eligible under the Company's U.S. pension plans.

A few of the Company's non-U.S. operations have supplemental health benefit plans for certain retirees, the cost of which is not significant to the Company.

The following tables set forth the status of the Company's U.S. plans at December 31, 2001 and 2000:

Summary Balance Sheet

(Dollars in millions)	2001	2000
Change in benefit obligation:		
Benefit obligation, beginning of year	$645	$587
Service cost	6	5
Interest cost	52	48
Actuarial loss	118	38
Benefits paid	(42)	(33)
Benefit obligation, end of year	$779	$645
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 37	$ 41
Actual return on plan assets	3	2
Company contributions	37	26
Benefits paid	(42)	(32)
Fair value of plan assets, end of year	$ 35	$ 37
Benefit obligation in excess of plan assets	$744	$608
Unrecognized actuarial gain	(195)	(84)
Unrecognized prior service cost	33	36
Net amount recognized, end of year	$582	$560
Amounts recognized in the Statements of Financial Position consist of:		
Accrued benefit cost	$582	$560
Net amount recognized, end of year	$582	$560

A 1% increase in health care cost trend would increase the 2001 service and interest costs by $2 million, and the 2001 benefit obligation by $37 million. A 1% decrease in health care cost trend would decrease the 2001 service and interest costs by $2 million, and the 2001 benefit obligation by $32 million.

The net periodic postretirement benefit cost follows:

Summary of Benefit Costs

(Dollars in millions)	2001	2000	1999
Components of net periodic benefit cost:			
Service cost	$ 6	$ 5	$ 7
Interest cost	52	48	42
Expected return on assets	(2)	(3)	(2)
Amortization of:			
Prior service cost	(3)	(3)	(3)
Actuarial loss	5	1	2
Net periodic benefit cost	$58	$48	$46

	2001	2000	1999
Weighted-average assumptions as of end of year:			
Discount rate	7.25%	7.75%	8.15%
Expected return on plan assets	9.50%	9.50%	9.00%
Rate of compensation increase	4.00%	4.25%	4.50%
Health care cost trend			
Initial	10.00%	7.00%	7.00%
Decreasing to ultimate trend of	5.00%	5.00%	5.25%
In year	2006	2006	2005

NOTE 16. EMPLOYEE SEPARATIONS

In the fourth quarter 1999, the Company accrued costs associated with employee terminations which resulted from voluntary and involuntary employee separations that occurred during the fourth quarter 1999. The voluntary and involuntary separations resulted in a reduction of about 1,200 employees. Approximately 800 employees who were eligible for full retirement benefits left the Company under a voluntary separation program and approximately 400 additional employees were involuntarily separated from the Company. Employees separated under these programs each received a separation package equaling two weeks' pay for each year of employment, up to a maximum of one year's pay and subject to certain minimum payments. Approximately $71 million was accrued in 1999 for termination allowance payments associated with the separations, of which $7 million, $58 million, and $6 million were paid in 2001, 2000, and 1999, respectively.

NOTE 17. HOLSTON DEFENSE CORPORATION

Holston, a wholly owned subsidiary of the Company, managed the government-owned Holston Army Ammunition Plant in Kingsport, Tennessee (the "Facility"), under contract with the Department of Army ("DOA") from 1949 until expiration of the contract (the "Contract") on December 31, 1998. The DOA awarded a contract to manage the Facility to a third party effective January 1, 1999.

The Contract provided for reimbursement of allowable costs incurred by Holston. During the fourth quarter 1999, the DOA reimbursed approximately $20 million of previously expensed pension costs. This reimbursement was credited to earnings in the fourth quarter 1999. The Company is continuing to pursue additional reimbursement from the DOA related to previously expensed employee benefit costs. If the Company is unable to collect such amount from the DOA, it may be required to fund these obligations in the future. However, there will be no material impact to Eastman's results of operations.

NOTE 18. SEGMENT INFORMATION

The Company's products and operations are managed and reported in five operating segments. The Chemicals Group includes the CASPI segment; the PCI segment; and the SP segment. The Polymers Group includes the Polymers segment and the Fibers segment. During the first quarter 2002, Eastman began managing the Chemicals Group as Eastman Division and the Polymers Group as Voridian Division ("Voridian").

The CASPI segment manufactures raw materials, additives and specialty polymers primarily for the paints and coatings, inks and graphic arts and adhesives markets. The CASPI segment's products consist of binders and resins, liquid vehicles, pigment concentrates and additives, unsaturated polyester resins and polyester and acrylic emulsions. Binders and resins, such as alkyd and polyester resins, hydrocarbon resins and rosins and rosin esters, are used in adhesives as a key component and in paints and inks to form a protective coating or film and bind color to the substrate. Liquid vehicles, such as ester, ketone and alcohol solvents, maintain the binders in liquid form for ease of application. Pigment concentrates and additives, such as cellulosic polymers, Texanol® coalescing aid and chlorinated polyolefins, provide different properties or performance enhancements to the end product. Unsaturated polyester resins are used primarily in gel coats and fiberglass reinforced plastics. Polyester and acrylic emulsions are traditionally used to protect fibers during processing in textile manufacturing, and the technology is being extended for use in water-based paints, coatings and inks.

The PCI segment manufactures diversified products that are used in a variety of environments, including chemicals for agricultural products, fibers, food and beverage ingredients, photographic chemicals, pharmaceutical intermediates, polymer compounding and custom synthesis and chemical manufacturing intermediates. Custom synthesis and photographic chemicals were historically managed as part of Eastman's fine chemicals product line. The Company believes it has one of the industry's broadest product offerings, offering custom manufacturing and high volume manufacturing of complex organic molecules for customers.

The SP segment produces highly specialized copolyesters and cellulosic plastics that possess unique performance properties for value-added end uses such as consumer products, medical devices, electrical connectors, medical packaging, heavy gauge sheeting for signs and displays, specialty packaging films and tape.

The Polymers segment manufactures a broad line of PET polymers and polyethylene products for the beverage bottle and consumer and industrial products markets. PET polymers serve as source products for containers for, among other things, carbonated soft drinks, water, beer and personal care items, and food containers that are suitable for both conventional and microwave oven use. The Polymers segment also manufactures low density polyethylene and linear low density polyethylene, which are used primarily for packaging and film applications and in extrusion coated containers such as milk and juice cartons.

The Fibers segment manufactures acetate tow and Estrobond® triacetin plasticizers for the cigarette filter market, acetate yarn for textile markets, and acetate flake and acetyl raw materials for acetate fibers and plastics uses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Corporate and certain other costs are allocated to operating segments using systematic allocation methods consistently applied. Senior management believes presenting the operating segments' performance with these costs allocated is appropriate in the circumstances. Non-operating income and expense, including interest cost, are not allocated to operating segments.

Sales revenue presented below represents sales to third parties. Intersegment transfers, recorded at cost, have been eliminated and have no impact on earnings.

(Dollars in millions)	2001	2000	1999
Sales			
Chemicals Group Segments:			
Coatings, Adhesives, Specialty Polymers, and Inks	$1,508	$1,176	$ 836
Performance Chemicals and Intermediates	1,132	1,297	1,245
Specialty Plastics	505	550	531
Total	3,145	3,023	2,612
Polymers Group Segments:			
Polymers	1,611	1,636	1,344
Fibers	628	633	634
Total	2,239	2,269	1,978
Total Eastman Chemical Company	$5,384	$5,292	$4,590
Operating earnings (loss) [1]			
Chemicals Group Segments:			
Coatings, Adhesives, Specialty Polymers, and Inks	$ (35)	$123	$121
Performance Chemicals and Intermediates	(76)	87	(2)
Specialty Plastics	40	103	80
Total	(71)	313	199
Polymers Group Segments:			
Polymers	(201)	99	(104)
Fibers	146	150	107
Total	(55)	249	3
Total Eastman Chemical Company	$(126)	$562	$202
Assets			
Chemicals Group Segments:			
Coatings, Adhesives, Specialty Polymers, and Inks	$1,922	$1,856	$1,390
Performance Chemicals and Intermediates	1,256	1,443	1,497
Specialty Plastics	912	989	1,098
Total	4,090	4,288	3,985
Polymers Group Segments:			
Polymers	1,398	1,604	1,634
Fibers	598	658	684
Total	1,996	2,262	2,318
Total Eastman Chemical Company	$6,086	$6,550	$6,303
Depreciation expense			
Chemicals Group Segments:			
Coatings, Adhesives, Specialty Polymers, and Inks	$102	$ 86	$ 66
Performance Chemicals and Intermediates	80	80	80
Specialty Plastics	64	63	64
Total	246	229	210
Polymers Group Segments:			
Polymers	94	104	107
Fibers	45	49	51
Total	139	153	158
Total Eastman Chemical Company	$385	$382	$368

(Dollars in millions)	2001	2000	1999
Capital expenditures			
Chemicals Group Segments:			
Coatings, Adhesives, Specialty Polymers, and Inks	$ 36	$ 55	$ 34
Performance Chemicals and Intermediates	55	46	92
Specialty Plastics	44	30	35
Total	135	131	161
Polymers Group Segments:			
Polymers	67	71	95
Fibers	32	24	36
Total	99	95	131
Total Eastman Chemical Company	$234	$226	$292

[1] Operating earnings (loss) includes the impact of nonrecurring items described in Notes 8 and 9 to the consolidated financial statements.

Geographic Information

(Dollars in millions)	2001	2000	1999
Revenues			
United States	$2,984	$3,016	$2,662
All foreign countries	2,400	2,276	1,928
Total	$5,384	$5,292	$4,590
Long-lived assets, net			
United States	$2,760	$3,009	$3,036
All foreign countries	867	916	914
Total	$3,627	$3,925	$3,950

Revenues are attributed to countries based on customer location. No individual foreign country is material with respect to revenues or long-lived assets.

NOTE 19. SUPPLEMENTAL CASH FLOW INFORMATION

(Dollars in millions)	2001	2000	1999
Cash paid for interest and income taxes is as follows:			
Interest (net of amounts capitalized)	$152	$142	$117
Income taxes	(7)	90	(4)

Cash flows from operating activities include gains from equity investments of $6 million, $15 million, and $10 million for 2001, 2000, and 1999, respectively. Derivative financial instruments and related gains and losses are included in cash flows from operating activities. The effect on cash of foreign currency transactions and exchange rate changes for all years presented was insignificant.

NOTE 20. ENVIRONMENTAL MATTERS

Certain Eastman manufacturing sites generate hazardous and nonhazardous wastes, of which the treatment, storage, transportation, and disposal are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP"), by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur costs for environmental remediation and closure/postclosure under the federal Resource Conservation and Recovery Act. Adequate reserves for environmental contingencies have been established in accordance with Eastman's policies described in Note 1. Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required, it does not believe its liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or competitive position.

NOTE 21. LEGAL MATTERS

General

The Company and its operations from time to time are parties to, or targets of, lawsuits, claims, investigations, and proceedings, including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are being handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any of such pending matters, including the sorbates litigation described in the following paragraphs, will have a material adverse effect on its overall financial condition or results of operations. However, adverse developments could negatively impact earnings in a particular future period.

Sorbates Litigation

As previously reported, on September 30, 1998, the Company entered into a voluntary plea agreement with the U.S. Department of Justice and agreed to pay an $11 million fine to resolve a charge brought against the Company for violation of Section One of the Sherman Act. Under the agreement, the Company entered a plea of guilty to one count of price-fixing for sorbates, a class of food preservatives, from January 1995 through June 1997. The plea agreement was approved by the United States District Court for the Northern District of California on October 21, 1998. The Company recognized the entire fine in the third quarter 1998 and is paying the fine in installments over a period of five years. On October 26, 1999, the Company pleaded guilty in a Federal Court of Canada to a violation of the Competition Act of Canada and was fined $780,000 (Canadian). The plea admitted that the same conduct that was the subject of the September 30, 1998, plea in the United States had occurred with respect to sorbates sold in Canada, and prohibited repetition of the conduct and provides for future monitoring. The fine has been paid and was recognized as a charge against earnings in the fourth quarter 1999.

In addition, the Company, along with other companies, has been named a defendant in 26 antitrust lawsuits, in various federal and state courts, brought subsequent to the Company's plea agreements as putative class actions on behalf of certain direct and indirect purchasers of sorbates in the United States and Canada. In each lawsuit, the plaintiffs allege that the defendants engaged in a conspiracy to fix the price of sorbates and that the plaintiffs paid more for sorbates than they would have paid absent the defendants' conspiracy. The plaintiffs in most cases seek damages of unspecified amounts, attorneys' fees and costs, and other unspecified relief; in addition, certain of the actions claim restitution, injunction against alleged illegal conduct, and other equitable relief. The Company has reached final or preliminary settlements in 20 of the 26 direct and indirect purchaser class actions. The six remaining class actions are in the preliminary discovery stage, with no litigation class having been certified to date.

Of the 26 antitrust lawsuits, the Company was included as one of several defendants in two separate lawsuits concerning sorbates in the United States District Court for the Northern District of California, one filed on behalf of Dean Foods Company, Kraft Foods, Inc., Ralston Purina Company, McKee Foods Corporation, and Nabisco, Inc.; and the other filed on behalf of Conopco, Inc. All of these plaintiffs were direct purchasers of sorbates from one or more of the defendants and had elected to opt out of the direct purchaser class action settlement and pursue their claims on their own. The Company has reached settlements in these two actions as well. In addition, several indirect purchasers of products containing sorbates have recently opted out of the indirect purchaser class action settlement, finally approved in Kansas and have filed a separate action against the Company and other sorbates producers in Kansas state court.

The Company recognized charges to earnings in each of the last four years for estimated costs, including legal fees, related to the sorbates litigation described above. While the Company intends to continue vigorously to defend the remaining sorbates actions unless they can be settled on terms acceptable to the parties, the ultimate outcome of the matters still pending is not expected to have a material impact on the Company's financial condition or results of operations although these matters could result in the Company being subject to additional monetary damages, costs or expenses and additional charges against earnings.

NOTE 22. QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(Dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001[1]				
Sales	$1,344	$1,402	$1,367	$1,271
Gross profit	232	253	233	169
Operating earnings (loss)	96	(200)	64	(86)
Earnings (loss) before income taxes	55	(243)	33	(142)
Provision (benefit) for income taxes	18	(96)	10	(50)
Net earnings (loss)	37	(147)	23	(92)
Basic earnings (loss) per share[3]	0.48	(1.92)	0.31	(1.20)
Diluted earnings (loss) per share[3]	0.48	(1.92)	0.31	(1.20)
2000[2]				
Sales	$1,217	$1,316	$1,387	$1,372
Gross profit	250	298	295	235
Operating earnings	132	173	154	103
Earnings before income taxes	102	128	145	77
Provision for income taxes	34	42	48	25
Net earnings	68	86	97	52
Basic earnings per share[3]	0.88	1.12	1.27	0.68
Diluted earnings per share[3]	0.88	1.12	1.27	0.68

[1] Results for the second quarter 2001 include charges totaling $294 million related to restructuring and asset impairments; $8 million for the write-off of in-process research and development related to the acquired Hercules Businesses; and $4 million related to efforts to spin-off the specialty chemicals and plastics businesses.

Results for the third quarter 2001 include charges totaling $27 million related to restructuring and asset impairments; $5 million related to efforts to spin-off the specialty chemicals and plastics businesses; $2 million related to other professional services; offset by a $3 million adjustment to the write-off of in-process research and development related to the acquired Hercules Businesses.

Results for the fourth quarter 2001 include charges totaling $75 million related to restructuring and asset impairments; $30 million related to currency losses and the write-down of accounts receivable for credit risks resulting from the economic crisis in Argentina; $11 million related to efforts to spin-off the specialty chemicals and plastics businesses; $7 million related to pension settlement; and $6 million related to sorbates civil litigation.

For additional information on 2001 nonrecurring items, see Notes 8 and 9 to the consolidated financial statements.

[2] Results for the second quarter 2000 include restructuring charges totaling $9 million; a charge of $10 million related to sorbates civil litigation; and a $1 million gain on the sale of certain assets.

Results for the third quarter 2000 include restructuring charges of $4 million; a charge of $9 million for the write-off of in-process research and development related to the McWhorter acquisition; and a gain of $38 million related to the initial public offering of Genencor.

For additional information on 2000 nonrecurring items, see Notes 8 and 9 to the consolidated financial statements.

[3] Each quarter is calculated as a discrete period; the sum of the four quarters may not equal the calculated full-year amount.

NOTE 23. SUBSEQUENT EVENTS

Acquisition of Ariel Research Corporation

In January 2002, Eastman acquired Ariel Research Corporation ("Ariel"), a world leader in chemical regulatory compliance products and services, for approximately $8 million. Headquartered in Bethesda, Maryland, Ariel is a leading provider of worldwide regulatory information and software products that enable corporations to manage product safety and stewardship functions, including requirements for workplace, environmental and dangerous goods compliance. Its customers include major global corporations for chemical, pharmaceutical, consumer products, aerospace, electronics and telecommunications markets.

Devaluation of Argentina Peso

As a result of the continuing economic crisis in Argentina, the peso has continued to devalue during the early part of 2002 and is currently at an approximate exchange rate of 2 to 1 with the U.S. dollar. This continued devaluation of the peso will result in an additional charge against earnings in the first quarter 2002 of approximately $6 million to $9 million.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Eastman Chemical Company and Subsidiaries

Management is responsible for the preparation and integrity of the accompanying consolidated financial statements of Eastman Chemical Company and subsidiaries appearing on pages 41 through 61. Eastman has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and the statements of necessity include some amounts that are based on management's best estimates and judgments.

Eastman's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were responsible for conducting their audits in accordance with auditing standards generally accepted in the United States of America. Their report is included herein.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. The independent accountants and internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and Eastman's director of internal auditing, both privately and with management present, to discuss accounting, auditing, policies and procedures, internal controls, and financial reporting matters.

Brian Ferguson

J. Brian Ferguson
Chairman of the Board and Chief Executive Officer

James P. Rogers
Senior Vice President and Chief Financial Officer

January 29, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

Eastman Chemical Company and Subsidiaries

To the Board of Directors and Stockholders of
Eastman Chemical Company

In our opinion, the accompanying consolidated financial statements appearing on pages 41 through 61 present fairly, in all material respects, the financial position of Eastman Chemical Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2001, Eastman Chemical Company adopted Statement of Financial Accounting Standard No. 133, as amended by Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities."

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Atlanta, Georgia
January 29, 2002

Certain information about the Company's executive officers is provided below:

J. BRIAN FERGUSON, age 47, was elected Chairman of the Board and Chief Executive Officer in January 2002. Mr. Ferguson joined the Company in 1977. He was named Vice President, Industry and Federal Affairs in 1994, became Managing Director, Greater China in 1997, was named President, Eastman Chemical Asia Pacific in 1998, became President, Polymers Group in 1999, and became President, Chemicals Group in 2001.

ALLAN R. ROTHWELL, age 54, was appointed Executive Vice President of the Company and President of Voridian Division in January 2002. Mr. Rothwell joined the Company in 1969, became Vice President and General Manager, Container Plastics Business Organization in 1994, and was appointed Vice President, Corporate Development and Strategy in 1997. He was named Senior Vice President and Chief Financial Officer in 1998, became President, Chemicals Group in 1999 and became President, Polymers Group in 2001.

JAMES P. ROGERS, age 50, joined Eastman in 1999 as Senior Vice President and Chief Financial Officer and in January 2002, was also appointed Chief Operations Officer of Eastman Division. Mr. Rogers served previously as Executive Vice President and Chief Financial Officer of GAF Materials Corporation. He also served as Executive Vice President, Finance, of International Specialty Products, Inc., which was spun off from GAF in 1997.

BETTY W. DEVINNEY, age 57, is Senior Vice President, Human Resources, Communications and Public Affairs. Mrs. DeVinney joined Eastman in 1973. She became Manager, Employment in 1991, Manager, Community Relations in 1995, Manager, Corporate Relations in 1997, Vice President, Communications and Public Affairs in 1998, and was appointed to her current position in January 2002.

THERESA K. LEE, age 49, is Senior Vice President, General Counsel and Secretary of the Company. Ms. Lee joined Eastman as a staff attorney in 1987, served as Assistant General Counsel for the health, safety, and environmental legal staff from 1993 to 1995, and served as Assistant General Counsel for the corporate legal staff from 1995 until her appointment as Vice President, Associate General Counsel and Secretary in 1997. She became Vice President, General Counsel, and Secretary of Eastman in 2000 and was appointed to her current position in January 2002.

ROGER K. MOWEN, JR., age 56, is Senior Vice President, Global Customer Services Group and Chief Information Officer of the Company. Mr. Mowen joined Eastman in 1971. He was named Vice President and General Manager, Polymer Modifiers in 1991, Superintendent of the Polymers Division in 1994, President, Carolina Operations in 1996, Vice President, Customer Demand Chain in 1998, Vice President, CustomerFirst and Chief Information Officer in 1999 and Vice President, Global Customer Services Group and Chief Information Officer in 2000. He was appointed to his current position in 2001.

B. FIELDING ROLSTON, age 60, was appointed Senior Vice President in January 2002. Mr. Rolston joined Eastman in 1964, was appointed Vice President, Customer Service and Materials Management in 1987, Vice President, Human Resources and Health, Safety, Environment, and Security in 1998, and Vice President, Human Resources and Quality in 1999.

MARK W. JOSLIN, age 42, is Vice President and Controller of the Company. Mr. Joslin joined Eastman in 1999 as Vice President, Finance. Mr. Joslin previously served as Chief Financial Officer, Treasurer, and Secretary of Lawter International, Inc. Prior to joining Lawter in 1996, he was employed by Arthur Andersen LLP, an international accounting and consulting firm, Baxter International, Inc., a medical products and services company, and ANGUS Chemical Company, a manufacturer and marketer of nitroparaffin-based chemicals. He was appointed to his current position in 2000.

H. JESSE ARNELLE, 68, is Of Counsel to the Winston-Salem, North Carolina-based law firm of Womble, Carlyle, Sandridge & Rice. Eastman director since 1994. (2,3,4,5)

CALVIN A. CAMPBELL, JR., 67, is chairman, president, and chief executive officer of Goodman Equipment Corporation. Eastman director since 1994. (1,4,5)

JERRY E. DEMPSEY, 69, is retired chairman of the board and chief executive officer of PPG Industries Inc. Eastman director since 1997. (2,3,4,5)

J. BRIAN FERGUSON, 47, is chairman of the board and chief executive officer of Eastman Chemical Company. Eastman director since 2002.

DONALD W. GRIFFIN, 65, is chairman of the board of Olin Corporation. Eastman director since 1999. (2,3,4,5)

MARILYN R. MARKS, 49, is former chairman and chief executive officer of Dorsey Trailers, Inc. Eastman director since 1994. (2,3,4,5)

DAVID W. RAISBECK, 52, is vice chairman of Cargill, Incorporated. Eastman director since 2000. (1,4,5)

JOHN A. WHITE, 62, is chancellor of the University of Arkansas. Eastman director since 1994. (1,4,5)

PETER M. WOOD, 63, is non-executive chairman of Stone & Webster, Incorporated. Eastman director since 2000. (1,4,5)

(1) *Audit Committee:*
Peter M. Wood, Chair
(2) *Compensation and Management Development Committee:*
Donald W. Griffin, Chair
(3) *Committee on Directors:*
Jerry E. Dempsey, Chair
(4) *Finance Committee:*
David W. Raisbeck, Chair
(5) *Health, Safety, and Environment/Public Policy Committee:*
Marilyn R. Marks, Chair

Ages as of March 1, 2002

The directors listed are those nominated for election by stockholders at the 2002 annual meeting or whose term in office will continue after the annual meeting.

STOCKHOLDER INFORMATION

CORPORATE OFFICES

Eastman Chemical Company
100 North Eastman Road
P.O. Box 511
Kingsport, TN 37662-5075 U.S.A.
http://www.eastman.com

STOCK TRANSFER AGENT AND REGISTRAR

Inquiries and changes to stockholder accounts should be directed to our transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
In the United States: 800-937-5449
Outside the United States: (1) 212-936-5100 or
(1) 718-921-8200
http://www.amstock.com

ANNUAL MEETING

Toy F. Reid Employee Center
Kingsport, Tennessee
Thursday, May 2, 2002
11:30 a.m. (ET)

EASTMAN STOCKHOLDER INFORMATION

800-930-EAST (3278)
http://www.eastman.com

ANNUAL REPORT ON FORM 10-K

Copies of the Annual Report on Form 10-K for 2001 are available to stockholders without charge by calling 423-229-5466 or by writing to:

Eastman Chemical Company
P.O. Box 511, Building 226
Kingsport, TN 37662-5075 U.S.A.

This information is also available through Eastman's World Wide Web address, http://www.eastman.com, in the investor information section.

STOCK EXCHANGE LISTING

Eastman Chemical Company common stock is listed and traded on the New York Stock Exchange under the ticker symbol EMN. Most newspaper stock tables list the Company's stock as "EastChm."

DIVIDENDS

Quarterly dividends on common stock, if declared by the Board of Directors, are usually paid on or about the first business day of the month following the end of each quarter. Dividends declared were $1.76 in 2001, 2000 and 1999.

Stockholders of record at year-end 2001: 41,917
Shares outstanding at year-end 2001: 77.1 million
Employees at year-end 2001: 15,800

STOCK PRICE

	High	Low	Close	Cash Dividends Declared
2000				
First Quarter	$50.56	$34.19	$45.50	$0.44
Second Quarter	54.13	44.13	47.75	0.44
Third Quarter	49.81	36.56	36.94	0.44
Fourth Quarter	51.00	35.69	48.75	0.44
2001				
First Quarter	$53.88	$43.19	$49.22	$0.44
Second Quarter	55.25	47.00	47.63	0.44
Third Quarter	46.92	30.25	36.30	0.44
Fourth Quarter	39.51	33.91	39.02	0.44

FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking" in nature as defined in the Private Securities Litigation Reform Act of 1995. Those statements and other written and oral forward-looking statements made by the Company from time to time relate to such matters as planned capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; legal proceedings; effects of hedging raw material and energy costs and foreign currencies; global and regional economic conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends and other expected financial conditions; expectations and strategies for individual products, businesses, and segments as well as for the whole of Eastman Chemical Company; cash requirements and uses of available cash; financing plans; pension expenses and funding; credit rating; cost reduction targets; integration of recently acquired businesses; development, production, commercialization, and acceptance of new products, services, and technologies; asset and product portfolio changes.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions, and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. Certain important factors that could cause actual results to differ materially from those in the forward-looking statements are included with such forward-looking statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Designed and produced by Corporate Reports Inc./Atlanta

Eastman Chemical Company is a member of the American Chemistry Council and a signatory of the ACC's Responsible Care® initiative. Eastman is committed to continuous improvement in health, safety and environmental performance.

Eastman Chemical Company
Kingsport, Tennessee
U.S.A.

(423) 229-2000
www.eastman.com